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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                             Siliconix Incorporated
                             ----------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                          ----------------------------
                         (Title of Class of Securities)


                                   827079 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Avi D. Eden, Esq.
                          Vishay Intertechnology, Inc.
                               63 Lincoln Highway
                                Malvern, PA 19355
                                 (610) 644-1300
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:

                              Mark B. Segall, Esq.
                        Kramer, Levin, Naftalis & Frankel
                      919 Third Avenue, New York, NY 10022
                                 (212) 715-9100

                                December 16, 1997
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]


                                Page 1 of 7 Pages
                         Exhibit Index appears on page 7

                                  SCHEDULE 13D
CUSIP No.  25443 10 1
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Vishay Intertechnology, Inc.  (I.R.S. employer
                  identification no. 38-1686453)
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [ ]
                                                          (b)    [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                   BK (See Item 3)

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        Not Applicable
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             8,010,000 shares of Common Stock as of the Closing Date
EACH REPORTING          (as defined in Item 1)
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        8,010,000 shares of Common Stock as of the
                        Closing Date
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,010,000 shares of Common Stock will be deemed to be beneficially owned by Vishay as of the Closing Date
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 80.4% (See Item 5)
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

                               Page 2 of 7 Pages

                                  SCHEDULE 13D
                                  ------------


ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Statement") relates to common stock, $.01 par value per share (the "Common Stock") of Siliconix Incorporated, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2201 Laurelwood Road, Santa Clara, California 95056.

         Reference is made to the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated December 16, 1997, among TEMIC TELEFUNKEN microelectronic GmbH (the "German Seller"), Delengate Limited, Daimler-Benz Aerospace Aktiengesellschaft, Daimler-Benz Technology Corporation (the "U.S. Seller," together with the German Seller, the "Sellers"), Vishay TEMIC Semiconductor Acquisition Holdings Corp., a Delaware corporation (the "U.S. Purchaser"), "PAMELA" Verwaltungsgesellschaft mbH (the "German Purchaser," together with the U.S. Purchaser, the "Purchasers") and Vishay Intertechnology, Inc. ("Vishay"). The Stock Purchase Agreement, which is annexed hereto as Exhibit A, is expected to be consummated on or about March 1, 1998 (the "Closing Date"). Under the terms of the Stock Purchase Agreement, Vishay will acquire 80.4% of the issued and outstanding shares of capital stock of the Company (the "Common Stock") from the U.S. Seller and 100% of the issued and outstanding shares of capital stock of TEMIC Semiconductor GmbH from the German Seller (the "Acquisitions").

ITEM 2. IDENTITY AND BACKGROUND.

         This Statement is being filed by Vishay. Vishay is a corporation organized under the laws of the State of Delaware and is principally engaged in the business of manufacturing, selling and distributing discrete electronic components. The address of its principal business and principal office is 63 Lincoln Highway, Malvern, Pennsylvania 19355.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the terms of the Stock Purchase Agreement, Vishay will acquire from the U.S. Seller 8,010,000 shares of Common Stock of the Company, for cash consideration of approximately DM 394,400,000 (approximately $US 221,473,495 based on the conversion rate published in the Wall Street Journal on December 22, 1997). It is expected that the purchase price will be funded by borrowings under credit facilities with Vishay's lending banks led by Comerica Bank, N.A.


                                Page 3 of 7 Pages

ITEM 4. PURPOSE OF TRANSACTION.

         Vishay will acquire beneficial ownership of the shares of Common Stock of the Company to which the Statement relates for investment.

         Under the terms of the Stock Purchase Agreement, Vishay may purchase the remaining 19.6% of issued and outstanding shares of capital stock of the Company so long as such purchase is either (i) pursuant to a tender offer made in conformity with the Security Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including without limitation Regulation 14D, in which the price per share paid is not less than an amount per share in cash equal to the purchase price per share paid by the Purchasers for the U.S. Shares pursuant to the Stock Purchase Agreement and as a result of which the Purchaser becomes the beneficial owner of not less than 95% of all outstanding shares of Siliconix Common Stock, or (ii) pursuant to a merger transaction approved by the Board in which the price per share paid is not less than an amount per share in cash equal to the purchase price per share paid by the Purchasers for the U.S. Shares pursuant to the Stock Purchase Agreement. Vishay has no current intention to acquire any additional shares of the Company's Common Stock but may reevaluate its position following the Closing Date.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the Closing Date, Vishay will be deemed to beneficially own approximately 8,010,000 shares of Common Stock, which represents approximately 80.4% of the shares of Common Stock of the Company currently issued and outstanding.

         (b) As of the Closing Date, Vishay will have shared dispositive power to direct the vote of 8,010,000 shares of Common Stock and shared power to direct the disposition of 8,010,000 shares of Common Stock.

         (c) Vishay has not effected any other transactions in the shares of Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 1.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Stock Purchase Agreement


                                Page 4 of 7 Pages

                                   SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF VISHAY: The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of Vishay, and the name of the principal business and address of any corporation or other entity where such employment is conducted, are set forth below:

      Name and                                           Principal Occupation
     Address of       Positions                          or Employment if
      Principal         with                             different from the
      Business          Vishay            Citizenship    positions with Vishay
      --------          ------            -----------    ---------------------

Felix Zandman        Chairman of the            US
                     Board, President,
                     CEO and Director

Avi D. Eden          Vice Chairman of           US
                     the Board,
                     Executive Vice
                     President and
                     Director

Donald G.            Executive Vice             US
Alfson               President, Chief
                     Business
                     Development
                     Officer and
                     Director

Robert A.            Senior Vice                US
Freece               President and
                     Director

Richard N.           Executive Vice             US
Grubb                President,
                     Treasurer, Chief
                     Financial Officer
                     and Director

Eliyahu Hurvitz      Director                   Israel             President
                                                                   and CEO of
                                                                   Teva Pharma
                                                                   ceuticals
                                                                   Industries
                                                                   Ltd.

Gerald Paul          Chief Operating
                     Officer, Executive
                     Vice President and
                     Director

Edward B. Shils      Director                   US                 Consultant

Luella B.            Director                   US                 Investor
Slaner

Mark I. Solomon      Director                   US                 Chairman
                                                                   of CMS
                                                                   Companies

Jean-Claude          Director                                      Investor
Tine


                                      Page 5 of 7 Pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  December 24, 1997


                                          VISHAY INTERTECHNOLOGY, INC.


                                          By: /s/ Richard Grubb
                                              ---------------------------
                                          Name:  Richard Grubb
                                          Title: Executive Vice President


                                Page 6 of 7 Pages

                     EXHIBIT INDEX


EXHIBIT                DESCRIPTION                       PAGE
-------                -----------                       ----

A                      Stock Purchase Agreement



                                Page 7 of 7 Pages

                                                                       EXHIBIT A




                      No. 161 of Registry of Deeds for 1997

                    Frankfurt am Main, this December 16, 1997

Before me the undersigned Notary in the District of the Court of Appeals Frankfurt am Main

                                  RALPH KASTNER

with the official residence in Frankfurt am Main appeared today, in the offices of Boesebeck Droste, Darmstadter Landstra(beta)e 125, 60598 Frankfurt am Main, where I had rendered myself at the request of the parties, with the request for notarization of the following Stock Purchase Agreement on the

                                   ACQUISITION

                                     OF THE

                          TEMIC SEMICONDUCTOR BUSINESS

1.     Mr. Christian Boucke
       Place of business: Epplestr. 225
       D-70567 Stuttgart

       identified by valid identification card

       according to his declaration acting not for himself but for

       a)     TEMIC TELEFUNKEN MICROELECTRONIC GMBH
              Theresienstra(beta)e 2, 74072 HeilbROnn
              (AG Heilbronn, HRB 2698)

              (hereinafter referred to as the "GERMAN SELLER" or "TTMG")

              based on the notarially certified Power of Attorney, which is provided with a certification of authority (Vertretungsbestatigung), the original of which was presented and a certified copy of which is attached hereto as EXHIBIT A, the German Seller itself acting herein, as further specified hereinafter, for

              (i)    itself,

              (ii)   DELENGATE LIMITED
                     c/o Reynolds Porter Chamberlain
                     Chichester House
                     278/282 High Holborn
                     London WCIV 7HA, Great Britain

                     (hereinafter referred to as "DELENGATE LTD.")

                     based on the notarially certified Power of Attorney, which is provided with a certification of authority
                     (Vertretungsbestatigung), the original of which was presented and a certified copy of which is attached hereto as EXHIBIT B,

              (iii)  DAIMLER-BENZ AEROSPACE AKTIENGESELLSCHAFT
                     Willy-Messerschmitt-Stra(beta)e, TOR 1
                     85521 Ottobrunn

                     (hereinafter referred to as "DASA")

                     based on the notarially certified Power of Attorney, which is provided with a certification of authority
                     (Vertretungsbestatigung), the original of which was presented and a certified copy of which is attached hereto as EXHIBIT C;

       b) DAIMLER- BENZ TECHNOLOGY CORPORATION 375 Park Avenue, Suite 3001 New York, N.Y. 10152, U.S.A.

              (hereinafter referred to as the "U.S. SELLER" or "DBTC")

              based on the notarially certified Power of Attorney, which is provided with a certification of authority (Vertretungsbestatigung), the original of which was presented and of which a certified copy is attached hereto as EXHIBIT D;

                                           the U.S.-Seller and the German Seller
                       are hereinafter collectively referred to as the "SELLERS"
                                                 or individually as a "SELLER");

2.     Dr. Harald Jung
       place of business: Niedenau 68
       60325 Frankfurt am Main

       personally known to me

       according to his declaration acting not for himself but for



       a)     Vishay TEMIC Semiconductor Acquisition Holdings Corp.
              63 Lincoln Highway
              Malvern, PA 19355, U.S.A
              a Delaware corporation

              (hereinafter referred to as the "U.S.PURCHASER")

              based on the notarially certified Power of Attorney, which is provided with a certification of authority (Vertretungsbestatigung), the original of which was presented and of which a certified copy is attached hereto as EXHIBIT E;

       b)     "PAMELA" Verwaltungsgesellschaft mbH
              Niedenau 68
              60325 Frankfurt am Main
              (AG Frankfurt, HRB 44156)

              (hereinafter referred to as the "GERMAN PURCHASER")

              based on the notarially certified Power of Attorney, which is provided with a certification of authority (Vertretungsbestatigung), the original of which was presented and of which a certified copy is attached hereto as EXHIBIT F;

                                     the U.S.-Purchaser and the German Purchaser
                    are hereinafter collectively referred to as the "PURCHASERS"
                                              or individually as a "PURCHASER");

       c)     Vishay Intertechnology, Inc.
              63 Lincoln Highway
              Malvern, PA 19355, U.S.A.

              (hereinafter referred to as the "GUARANTOR")

              based on the notarially certified Power of Attorney, which is provided with a certification of authority (Vertretungsbestatigung), the original of which was presented and of which a certified copy is attached hereto as EXHIBIT G.

The deponents requested that this deed should be recorded in the English language and declared that they are in sufficient command of the English language. The Notary himself is in sufficient command of the English language. Advised by the Notary of their rights to the assistance of a sworn interpreter and receipt of a certified translation of this deed, the deponents waived such rights.

The deponents first declared that they approve all declarations made by Dr. Hanns Arno Magold and by Dr. Britta Zierau in the Notarial Deed No. 160/1997 of the acting Notary of December 15/16, 1997 (the "Reference Deed") which except Exhibits A-G and Exhibit 21 contains all Schedules, Annexes and Exhibits mentioned herein, and the appearing persons declared that they have full knowledge of the contents of the Reference Deed and that they waive their rights to have the Reference Deed read out again and attached to this deed. The original execution copy of the Reference Deed was available for inspection throughout the notarial negotiation and therefore the parties agreed to fully incorporate it into the present notarial deed by way of reference pursuant to Sect. 13 a Beurkundungsgesetz (German Notarisation Act).



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

The appearing parties declared:


                                       1.
                TEMIC SEMICONDUCTOR BUSINESS, CORPORATE STRUCTURE

(1)    The German Seller is the sole shareholder of

                            TEMIC SEMICONDUCTOR GMBH
                     Theresienstra(beta)e 2, 74072 HeilbRONN
                            (AG Heilbronn, HRB 6427)
                                   ("TS GMBH")

       which has a stated capital of DM 80,000,000, represented by one capital interest in the nominal amount of DM 50,000 and one capital interest in the nominal amount of DM 79,950,000 (collectively, the "GERMAN COMMON STOCK"); TS GmbH was established by the German Seller by notarial deed of August 14, 1997 (No. 475 of Registry of Deeds of Notary Gunther Hausler, Heilbronn) and was registered in the Commercial Register at the Municipal Court Heilbronn on September 18, 1997. The German Seller's assets and liabilities pertaining to its semiconductor business were transferred to TS GmbH, effective as of October 1, 1997, by way of a drop down
       (Ausgliederung) pursuant to ss. 123 (3) No. 1 of the German Transformation Act (Umwandlungsgesetz), by virtue of the notarial deed of November 12, 1997 (No. 686/97 of Registry of Deeds of Notary Gunther Hausler, Heilbronn); the notarial deed with its Annexes is fully known to the Purchaser. The drop down was notified to the Commercial Register at the Municipal Court Heilbronn on November 12, 1997.

(2) TS GmbH, directly or indirectly, owns the shares, capital interests and other equity participations as set forth on Schedule 1.2, subject to the qualifications contained therein. TS GmbH and its Subsidiaries (as defined hereinafter) are hereinafter collectively referred to as the "GERMAN GROUP".

(3) The U.S. Seller is the majority shareholder in

                 SILICONIX INCORPORATED, a Delaware corporation
                              2201 Laurelwood Road
                       Santa Clara, CA 95056-0951, U.S.A.
                               ("SILICONIX INC.")

       which  has a share  capital  of USD  99,596.80,  divided  into  9,959,680 outstanding shares of common stock of USD 0.01 each, with 8,010,000 shares of common stock (= approximately 80.4 %) being owned by the U.S. Seller; the shares of Siliconix Inc. are listed and traded on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System under the symbol "SILI".

(4) Siliconix Inc., directly or indirectly, owns the shares, capital interests or other equity participations as set forth on Schedule 1.2. Siliconix Inc. and its Subsidiaries (as defined hereinafter) are hereinafter collectively referred to as the "U.S. GROUP".

(5) Siliconix Inc. and TS GmbH (hereinafter collectively referred to as the "TARGET COMPANIES") do not own, directly or indirectly, or have voting rights with respect to, or have agreements to acquire (except as set forth on Schedule 6a.2) any capital stock or other equity securities of any corporate entity or have direct or indirect equity or ownership interests in any business, except for the companies listed on Schedule
       1.2 which companies, if directly or indirectly controlled (as defined in ss. 16 German Stock Corporation Act - Aktiengesetz) by either of the Target Companies, are hereinafter collectively referred to as the "SUBSIDIARIES" or individually as a "SUBSIDIARY".

(6) The German Common Stock is owned by the German Seller. The German Common Stock was duly and validly issued and has been fully paid or, to the extent the capital interest was issued in consideration of a contribution in kind, such contribution has been validly made and the capital interest has not been wholly or partially repaid to the holder thereof and is non-assessable (keine Nachschu(beta)pflicht). There are no outstanding options, warrants, calls, rights or other agreements or commitments of any character to acquire or dispose of any of the German Common Stock or any outstanding securities convertible into any capital interests of TS GmbH. There are no voting agreements or understandings that require or permit any of the German Common Stock to be voted by anyone other than the owner thereof. There are no outstanding obligations of TS GmbH to repurchase, redeem or otherwise acquire any of its outstanding capital interests. The German Seller has good title to the German Common Stock, free and clear of any lien and any other charge, claim, encumbrance, limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital interest/stock) ("ENCUMBRANCES"), except for those created by the Purchaser and except for limitations or restrictions set forth in the articles of TS GmbH or imposed by applicable laws or regulations.

(7) The authorized capital stock of Siliconix Inc. consists of 10,000,000 shares of common stock, par value USD 0.01 per share (the "SILICONIX COMMON STOCK").of which 9,959,680 shares are issued and outstanding and 8,010,000 shares of such issued and outstanding shares (approximately 80.4%) are owned beneficially and of record by the U.S. Seller (the "U.S. Shares"). All the U.S. Shares are duly and validly issued, fully paid and non-assessable and free of preemptive rights. Except as set forth above or as otherwise contemplated by this Agreement, there are no shares of capital stock of Siliconix Inc. issued or outstanding, or any outstanding subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character obligating Siliconix Inc. or the U.S. Seller, respectively, to issue, transfer or sell any of the U.S. Shares or to make any payments in respect of any of the U.S. Shares. Except as set forth on Schedule 1.2, there are no voting trust or other agreements or understandings to which the U.S. Seller is a party or is bound with respect to the voting of the U.S. Shares. There are no outstanding obligations of Siliconix Inc. to repurchase, redeem or otherwise acquire any of the Siliconix Common Stock. The U.S. Seller has good title to the U.S. Shares, free and clear of any Encumbrances, except for (i) those created by the Purchaser or (ii) restrictions imposed by applicable law or regulations other than tax liens or restrictions imposed by the U.S. Uniform Commercial Code or similar laws in other jurisdictions.

(8) Except as disclosed on Schedule 1.2, all of the outstanding shares of the capital stock of, or other ownership interests in, each of the Target Companies' Subsidiaries, have been duly and validly issued, are (in the case of shares of capital stock) fully paid and non-assessable, have not (in the case of capital interests in a limited liability company organized under the laws of the Federal Republic of Germany) been wholly or partially repaid or been issued in consideration of contributions in kind which were not validly made, are (in the case of partnership interests) not subject to current or future capital calls, and are owned by one of the Target Companies, directly or indirectly, free and clear of any Encumbrances except for those created by the Purchaser and except for limitations or restrictions set forth in the partnership agreement, the articles or the bylaws of such Subsidiary or imposed by applicable laws or regulations other than tax liens or restrictions imposed by the U.S. Uniform Commercial Code or similar laws in other jurisdictions. Except as set forth on Schedule 1.2 or as otherwise contemplated by this Agreement, there are no outstanding subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of any Subsidiary which is directly or indirectly wholly owned by a Target Company, obligating any such Subsidiary to issue, transfer or sell any such securities or to make any payments in respect of any such Subsidiary's securities or its equity.

(9) The Target Companies and the Subsidiaries are engaged in the business of designing, marketing and manufacturing discrete devices and integrated circuits and in the business of designing, marketing and manufacturing power and analog semiconductor products, which businesses comprise substantially the same assets, liabilities and operations as the assets, liabilities and operations of the "TEMIC Semiconductor" business as it was previously conducted and offered to the Purchasers and which formed the basis of the Pro Forma Balance Sheet (as defined hereinafter) and will be further reflected in the Final Balance Sheet (collectively referred to hereinafter as the "BUSINESS").

(10) The transfers pursuant to Sections 2 and 3 are made with commercial effect as of the end of the calendar day (24:00 hrs. local time at the principal place of business of the respective Target Company) on which the Effective Time (as hereinafter defined) falls (the time of such transfer is hereinafter referred to as the "TRANSFER DATE").


                                       2.
                  SALE AND TRANSFER OF THE GERMAN COMMON STOCK

(1) The German Seller hereby sells to the German Purchaser, and hereby transfers to the German Purchaser, effective as of the Transfer Date, the German Common Stock with all rights and obligations pertaining thereto for the past and for the future, and with the right to receive the dividends resulting from (i) the profits realized in the time from the Transfer Date on and (ii) profits of TS GmbH (such as retained earnings) shown in the Final Balance Sheet (as defined hereinafter).

(2) The transfer is subject to the condition precedent that the Preliminary Purchase Price including interest thereon, if any, for all transfers contemplated by this Agreement be paid in full (Section 9 (1)).

(3) The German Purchaser hereby accepts such sale and transfer.

(4) The notice to TS GmbH of the share transfer pursuant to ss. 16 (1) of the German Limited Liability Company Act will be given jointly by the German Seller and the German Purchaser immediately after the Effective Time.

                                       3.
                             SALE OF THE U.S. SHARES


(1)    The U.S. Seller hereby sells to the U.S. Purchaser the U.S. Shares.

(2) The U.S. Seller agrees to transfer and deliver to the U.S. Purchaser the U.S. Shares at the Closing (as hereinafter defined) and the Purchaser agrees to accept the transfer and delivery of such U.S. Shares at that time.

(3) The transfer shall be effective as of the Transfer Date; prior thereto the U.S. Purchaser shall not be entitled to exercise any rights arising out of or in connection with the U.S. Shares.


                                       4.
                                     CLOSING

(1) Pursuant to the terms of this Agreement, the closing of the transactions contemplated by this Agreement shall take place simultaneously in Frankfurt am Main in the law offices of Boesebeck Droste, Darmstadter Landstra(beta)e 125, at 2 p.m. local time and in New York, New York in the law offices of Skadden, Arps, Meagher & Flom LLP, 919 Third Avenue, at 8 a.m. local time, (the "CLOSING"), on the date specified in subcl.
       (2) below, following the later of the following events to occur:

       a) Issuance of all required antitrust or merger control approvals or expiration or termination of all waiting periods relating thereto, including any extensions thereof, that are applicable to the transfers contemplated in this Agreement under

              (i) Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (hereinafter the "HSR ACT") and the rules and regulations thereunder,

              (ii)   the     German      Antitrust     Act     (Gesetz     gegen
                     Wettbewerbs-beschrankungen), as amended (hereinafter the "GERMAN GWB"), and

       b) issuance of approval under ss. 3 of the German Currency Act (Wahrungsgesetz), the application therefor to be filed by the Purchaser pursuant to Section 19 (1);

       c)     issuance of approval by the Supervisory Board of Daimler Benz AG;

       d)     complete  satisfaction  of all  conditions to Closing set forth in
              Section 5 of this Agreement or waiver of the satisfaction of such conditions.
(2) The Closing pursuant to subcl. (1) above shall take place on such of the dates set forth below which immediately follows the fifth "BUSINESS DAY" (a day on which commercial banks in Frankfurt, Germany, and New York, New York, are open for business) from the date when the last of the events set forth in subcl. (1) has occurred:

       February 21, 1998, or
       March 28, 1998, or
       April 25, 1998, or
       May 23, 1998, or
       June 27, 1998, or

       such other later date which is a date of internal financial reporting within the Business.

       a) By mutual agreement of the parties hereto, the Closing may take place at another place or at another time.

       b) The date and time at which the Closing actually takes place and thus the time at which the transfers contemplated by this Agreement actually occur or become effective shall be referred to as the "EFFECTIVE TIME" in this Agreement.

(3)     At the Closing,  the U.S. Seller shall deliver the following to the U.S.
        Purchaser:

        a) the stock certificates for the U.S. Shares, along with stock powers, duly endorsed in blank or together with duly issued transfer certificates;

        b) the resignations as of the Effective Time of the members of the Board of Directors of Siliconix Inc. and of its Subsidiaries identified on SCHEDULE 4.3B;

        c) a certified copy of the certificate of incorporation of and a good standing certificate for Siliconix Inc., and all other documents (including incumbency certificates) required to be delivered by the U.S. Seller to the U.S. Purchaser at or before the Closing under the provisions of this Agreement (to the extent not previously delivered) or as may otherwise be required in connection herewith.

       Effective as of the Effective Time, the Sellers will cause up to three nominees selected by the U.S. Purchaser to fill the vacancies created by the resignations of the members of the Board of Directors of Siliconix Inc. identified on Schedule 4.3b.

(4) At the Closing, the German Seller shall deliver the following to the German Purchaser:

        The resignations as of the Effective Time of the members of the Board of Directors of TS GmbH and its Subsidiaries identified on SCHEDULE 4.4.

(5)     At the Closing, the Purchasers shall

        a) have put TS GmbH and Siliconix Inc. into the financial position to settle a negative balance on the intercompany accounts ("IC ACCOUNTS") with Daimler Benz AG or the affiliate of Daimler Benz AG concerned herewith (hereinafter collectively referred to as "DAIMLER BENZ"), and deliver to the Sellers (on behalf of Daimler Benz) the irrevocable payment announcements by TS GmbH's bank and by Siliconix Inc.'s bank, pursuant to Section 17 (4), unless the procedure described in subcl. c) applies;

        b) deliver to the Sellers the Assignment and Assumption Agreements pursuant to Section 17 (2), validly executed by all parties thereto, except Daimler Benz, or, to the extent that is impossible, deliver bank guarantees and other collateral pursuant to Section 17 (3) and

        c) pay to the Sellers the Preliminary Purchase Price and the amount of the DB-Indebtedness (as defined in Section 9 (7)) and deliver to the Sellers all other documents (including incumbency certificates), required to be delivered by the Purchasers to the Sellers at or prior to the Closing under the provisions of this Agreement (to the extent not previously delivered) or as may otherwise be required in connection therewith.

(6)     The Closing shall be recorded in a Closing Memorandum.


                                       5.
                              CONDITIONS TO CLOSING

(1) The obligations of the Sellers and the Purchasers to consummate the transactions and actions contemplated by Section 4 of this Agreement are subject to the satisfaction of the following conditions, at or prior to Closing, or to the extent permissible, the waiver by all parties to this Agreement of the fulfilment of these conditions:

        a) None of the Sellers, the Purchasers or the Target Companies shall be subject to any order, decree or injunction issued by any court of competent jurisdiction which prevents or delays any of the transactions contemplated by this Agreement, and no action, suit or proceeding before any court or any governmental or regulatory authority shall be pending against any of the Sellers, the Purchasers or Siliconix Inc. challenging the validity or legality of the transactions contemplated by this Agreement.

        b) To the extent required by applicable law in connection with the transactions contemplated by this Agreement, each of the Sellers and the Purchasers and any other persons (as defined in the HSR
                Act) who may have an obligation in this context

                (i) shall have filed a Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act with the Antitrust Division of the United States Department of Justice (hereinafter the "DEPARTMENT OF JUSTICE") and with the United States Federal Trade Commission (hereinafter the "FTC");

                (ii)    shall have filed a  notification  of the planned  merger
                        with    the     German     Federal     Cartel     Office
                        (Bundeskartellamt); and

                (iii) shall have filed a notification on Form K2 of the transactions contemplated hereunder with the Swedish Competition Authority,

                and any antitrust or merger control approvals required to be obtained from these administrative authorities shall have been obtained, and all applicable waiting periods for each of those procedures (including any possible extensions) shall have expired or terminated or shall have been waived or terminated by the relevant administrative authority.

(2) The obligations of the Sellers to consummate the legal transactions and actions contemplated by this Agreement are further subject to the satisfaction of the following conditions at or prior to the Effective Time, or, to the extent permissible, the waiver by the Sellers of the satisfaction of these conditions:

        The Purchasers shall have complied in all material respects with all obligations contained in this Agreement to be complied with by them at or prior to the Effective Time.

(3) The Purchaser's obligation to consummate the legal transactions and actions contemplated by Section 4 of this Agreement is subject to the satisfaction of the following conditions at or prior to the Effective Time, or, to the extent permissible, the waiver by the Purchaser of the satisfaction of these conditions:

        a) The Sellers shall have complied in all material respects with all obligations contained in this Agreement to be complied with by them at or prior to the Effective Time.

        b) The Purchasers shall have received certificates, dated the day of the Closing, executed as set forth below, identifying any material matters or events which occurred between the date of this Agreement and the Effective Time and which, to the knowledge (as further described in Section 14 (11)) of the issuer of such certificate, would make any of the representations or warranties contained herein untrue or incorrect in a more than insignificant respect if such representation or warranty were made as of the Effective Time. Such Certificates shall be issued
                - by Mr. Maier and Dr. Muhlbayer in respect of TS GmbH and its Subsidiaries;
                -       by Mr. Apprich for MHS and its subsidiaries;
                -       by Mr. Pudelko for Dialogue Ltd. and its subsidiaries;
                -       by Mr. Biehn for Siliconix Inc. and its Subsidiaries;
                -       by Mr. Facundo for TSP Inc.


                                       6.
                          CHANGE OF CONTROL AGREEMENTS

(1) Some of the contracts and agreements of the Target Companies and the Subsidiaries contain clauses that give rise to a right of termination, cancellation or acceleration in the event that the direct or indirect control of the relevant Target Company or Subsidiary should change. Except for loan agreements and other financing arrangements, to the knowledge of the Sellers, all material change of control agreements of the Target Companies and the Subsidiaries, including but not limited to agreements with licensors and with customers and clients, are listed on
        SCHEDULE 6.1 (together with any such agreements not listed on Schedule 6.1, the "Change of Control Agreements").

(2) Except as otherwise provided in this Section 6, the Sellers do not warrant, and any warranty is expressly excluded, that the respective other party or parties to the Change of Control Agreements will not assert a termination right, renegotiation right or similar right as a result of the execution and performance of this Agreement; this limitation of warranty also applies to any statutory termination or similar rights in the event of a change of control.

(3) Notwithstanding subcl. (2) above, the Sellers shall use their best endeavours, prior to and after the Closing, to assist the Purchasers in their efforts to afford the Purchasers the benefits of the continuation of the Change of Control Agreements from and after the Effective Time, despite the sale and transfer of the German Common Stock and the U.S. Shares to the German Purchaser and the U.S. Purchaser, respectively.

(4) The Sellers and the Purchasers agree that TS GmbH will exercise its call option, to be exercised on or before December 31, 1997, to acquire from SOGEMAT Participation S.A. the remaining outstanding shares of MATRA MHS S.A., France ("MHS") which TS GmbH does not already own, so that TS GmbH will be the sole shareholder in MHS. The Purchasers are aware that, as a result, MHS and its relevant subsidiaries will be obligated to change their respective firm names so as to delete the name "MATRA" therefrom and to cease using the term, logo and mark "MATRA" in any and all respects.

(5) The Purchasers are further aware that a sale and transfer of the German Common Stock as contemplated hereby may give rise to an obligation of MHS to repay to the French Government (Ministry of Industry) up to approx. FF 417,000,000 in grants and subsidies previously received by MHS and its subsidiaries (the "SUBSIDY").

        a) The Sellers and the Purchasers think that they may be able to persuade the French Government not to exercise or to waive its claim, if any, for repayment, in part or in full, of the Subsidy, provided that the Purchasers and/or MHS give certain assurances to the French Government that they plan to maintain the location Nantes as the place of business of MHS and maintain a certain level of employment at that location. Purchasers agree that such assurances will be given by MHS and/or its direct or indirect shareholders if and to the extent commercially reasonable. Any such assurances, if given by a Target Company or a Subsidiary prior to or after the Transfer Date, shall not be reflected on, or if required to be reflected on a corporate balance sheet, deemed to be eliminated from, the Final Balance Sheet.

        b) If and to the extent, as a result of the best efforts of Purchasers, including giving the assurances pursuant to subcl.
                a) above, the French Government agrees not to demand repayment of the Subsidy or actually abstains from demanding repayment, the Sellers shall have no liability with respect thereto. However, if the French Government demands repayment of the Subsidy, in full or in part, after it has already agreed, as a result of joint efforts of the Sellers and the Purchasers and the assurances, not to demand repayment, or initially actually abstained from demanding repayment when due, this applies as well unless the Purchasers can show that the change in the position initially taken by the French Government is not the direct or indirect result of actions or omissions of either of the Purchasers, the Guarantor, any assignee of either of the Purchasers, or any of the Target Companies or Subsidiaries.

        c) If and to the extent that, despite the joint best efforts of Purchasers and Sellers and any assurances given pursuant to subcl. a) above, the French Government has not agreed to refrain from claiming repayment of the Subsidy in full or in part, and has not abstained from claiming such repayment, the Sellers and the Purchasers shall agree on sharing the costs to the Purchasers of such actual repayment to the French Government. In establishing the amount of costs to be shared between the Sellers and the Purchasers, starting from the amount or amounts of actual repayment, the principles set forth or referred to in
                Section 14 (5) (including tax effects) shall be applied. The agreed amount of costs shall be borne 80 % by the Sellers and 20 % by the Purchasers.


                                       6A.
                               PHILIPPINES COMPANY

(1) The German Seller is the owner of all of the issued and outstanding capital stock of TEMIC TELEFUNKEN microelectronic Philippines Inc., Manila ("PHILIPPINES OLD INC."). The business of Philippines old Inc. includes, inter alia, semiconductor activities which are part of the Business and which are included in the Pro Forma Balance Sheet (as defined below) and will be included in the Transfer Balance Sheet (as defined below).

(2) As described in more detail on Schedule 6A.2, the semiconductor business of Philippines old Inc. is presently being transferred (drop down) to a newly established wholly owned subsidiary of Philippines old Inc. ("TSP INC."). It is contemplated that Philippines old Inc. will sell all shares in TSP Inc. (the "TSP SHARES") to TS GmbH, with commercial effect as of the Transfer Date, for a purchase price of DM 15 million, pursuant to a share transfer agreement which will provide for a closing of such sale no sooner than two Business Days after the Effective Time and no later than four Business Days after the drop down has been registered in the applicable public register. The shares of Philippines old Inc. remain with the German Seller.

(3) The Sellers and the Purchasers hereby agree that Philippines old Inc. shall sell and transfer the TSP Shares to TS GmbH as described in subcl.
        (2) above and that TSP Inc. shall be deemed to be a "Subsidiary" for all purposes of this Agreement, including, but not limited to, the preparation of the Transfer Balance Sheet, as if TSP Inc. were a wholly owned subsidiary of the German Target Company as of the date of this Agreement.


                                       6B.
                                    DIALOGUE

(1) The following summary is for information purposes only and shall not be deemed a representation or warranty:

        a) Daimler Benz Aerospace Aktiengesellschaft ("DASA"), formerly known as Messerschmitt-Bolkow-Blohm AG - "MBB" -, and thereafter as Deutsche Aerospace Aktiengesellschaft, a subsidiary of Daimler Benz AG, through its nominee, Delengate Ltd., is a member of Dialogue Semiconductors Limited ("DIALOGUE LTD.") with 1,088,255 shares (approx. 92.63% of 1,174,817 shares issued and outstanding) (the "DASA SHARES"). The remaining 86,562 shares in Dialogue Ltd. are held by Ericsson Radio Systems AB ("ERICSSON"). Dialogue Ltd. is the sole shareholder of Dialog Semiconductor GmbH which in turn is the sole shareholder of Dialog Semiconductor Ltd. (see Schedule 1.2 for further details). DASA and the German Seller, which are under common control of Daimler Benz AG, have treated the DASA Shares as if the German Seller were the beneficial owner thereof. The business of Dialogue Ltd. and its direct and indirect subsidiaries is part of the Business and has been included in the Pro Forma Balance Sheet.

        b) The Articles of Association of Dialogue Ltd., the Shareholders' Agreement in respect of Dialogue Ltd. and the Share Sale Agreement among Delengate Ltd., MBB and Ericsson dated 8th October 1990 contain various put and call options and restrictions on the sale and transfer of the shares of Dialogue Ltd.. Pursuant to Article 7 of the Articles of Association, Delengate Ltd. and DASA are not entitled to transfer the DASA Shares in Dialogue Ltd. without first offering them to the other shareholders at a specified price (the "OFFER"). The other shareholders have thirty days within which to accept such offer (the "ACCEPTANCE PERIOD"); the Offer can be accepted only in its entirety (and not only in respect of a portion of the offered shares). If the Offer is not accepted by the other shareholders within the Acceptance Period, DASA/Delengate Ltd. may, within a period of ninety days after the expiration of the Acceptance Period, transfer the DASA Shares to any purchaser at a price which may not be less than the price specified in the Offer. Further details are set forth in the Articles of Association of Dialogue Ltd. Previous contacts between the German Seller/DASA and Ericsson with respect to reaching an understanding and agreement regarding their respective shareholder positions have not been successful. Consequently, Delengate Ltd./DASA must first offer the DASA Shares to the other shareholders, unless prior thereto, the Sellers (on behalf of DASA) and the Purchasers can jointly persuade Ericsson to enter into an agreement as described below.

(2) Therefore, the Sellers, Delengate Ltd. and DASA on the one side and the Purchasers on the other side, agree as follows:

        a) Immediately following the date of this Agreement, the German Seller (on behalf of DASA) and the Purchasers will jointly contact Ericsson in order to persuade Ericsson to:

                (i) waive the Offer requirement and abstain from exercising put options and all other similar rights Ericsson may have in respect of shares in Dialogue Ltd. until after the later of (x) the Closing and (y) the closing pursuant to subcl. b) bb), in which case Ericsson will remain a shareholder in Dialogue Ltd. and DASA will transfer the DASA Shares to TS GmbH, as further set forth in subcls. b) bb), cc), d) below, or

                (ii) purchase the DASA Shares from DASA at a purchase price to be approved by the Purchasers, in which case the DASA Shares shall not be sold by DASA to TS, with the consequences set forth in subcl. c) below, or

                (iii) sell its shares in Dialogue Ltd. to TS GmbH and waive the Offer requirement and abstain from exercising any put options and all other similar rights Ericsson may have in respect of the shares in Dialogue Ltd. until after the later of (x) the Closing and (y) the closing pursuant to subcl. b) bb), in which case DASA will transfer the DASA Shares to TS GmbH as further set forth in subcls. b) bb), cc), d) below. It is understood that the sale by Ericsson of its shares in Dialogue Ltd. directly to TS GmbH shall not affect the terms and conditions of this Agreement and shall be deemed a transaction independent from the transactions contemplated by this Agreement. If Ericsson agrees to sell shares in Dialogue Ltd. to TS GmbH, any effect of such sale on the Transfer Balance Sheet shall, for purposes of this Agreement, be eliminated from the Transfer Balance Sheet or not be included therein for purposes of preparing the Final Balance Sheet and determining the Final Purchase Price.

       b) Contemporaneously with contacting Ericsson pursuant to subcl. a) above, the following shall occur:

H              aa)   Promptly after January 25, 1998,  DASA/Delengate  Ltd. will offer the sale of the DASA Shares to Ericsson at a purchase price in an amount to be notified by the  Purchasers to the
                     Sellers no later than January 22, 1998,  absent such timely notification  in the  amount of DM 20 million  (the  "Offer
                     Price"),  pursuant  to and as  required by Article 7 of the
                     Articles  of   Association   of  Dialogue  Ltd.  and  other
                     applicable requirements.

                bb) Promptly after January 29, 1998, DASA/Delengate Ltd. will enter into an agreement with TS GmbH for the sale and transfer of the DASA Shares to TS GmbH, with commercial effect as of the Transfer Date, at a price being DM 0,5 million higher than the Offer Price which sale and transfer shall be conditioned upon Ericsson not accepting the offer made to it pursuant to subcl. aa) above. This condition shall not be contained in a sale and transfer agreement of the DASA Shares pursuant to subcl. a) (i) above. The closing of the sale of the DASA Shares to TS GmbH shall take place as soon as possible after it has become certain that the DASA Shares may be transferred to TS GmbH.

                cc) The German Seller hereby waives any beneficial rights and interest it may have in the DASA Shares, with effect as of the Transfer Date, provided that (i) Ericsson does not accept the offer made to it pursuant to subcl. aa), and (ii) the DASA Shares are sold and transferred to TS GmbH.

        c) If the offer pursuant to subcl. b) aa) above is accepted by Ericsson or the DASA Shares are sold by DASA/Delengate to Ericsson, the following shall apply:

                aa) The Sellers and the Purchasers agree that the aggregate purchase price allocable to Dialogue Ltd. and its direct and indirect subsidiaries, for purposes of determining the Preliminary Purchase Price and the Final Purchase Price, shall be as set forth in subcl. b) bb) above or, as agreed between DASA and Ericsson pursuant to subcl.
                        a) (ii) respectively (the "DIALOGUE PURCHASE PRICE"). If the DASA Shares are not sold and transferred to TS GmbH as contemplated above, the Final Purchase Price and, if possible, already the Preliminary Purchase Price due to the German Seller shall be reduced by the amount of the Dialogue Purchase Price.

                bb) The representations and warranties and all other provisions contained in this Agreement shall not apply to Dialogue Ltd. and its direct and indirect subsidiaries.

        d) If the Dasa Shares are sold and transferred to TS GmbH pursuant to subcl. b) aa) or subcl. a) (i) above, the following shall apply:

                aa) For all purposes of this Agreement the DASA Shares and the business of Dialogue Ltd. and its direct and indirect subsidiaries shall be included in this Agreement for all purposes, including, but not limited to, the preparation of the Transfer Balance Sheet, as if Dialogue Ltd. had been a wholly owned direct subsidiary of TS GmbH already on the date of this Agreement.

                bb) The Preliminary Purchase Price and the Final Purchase Price contain the amount of the Dialogue Purchase Price pursuant to subcl. b) bb) above. It is hereby agreed between the Sellers and DASA on the one side and the Purchasers on the other side that any payment obligation of TS GmbH resulting from the sale and transfer to it of the DASA Shares shall be deemed satisfied by payment of the Purchasers of the Final Purchase Price hereunder. Upon payment of the Final Purchase Price by the
                        Purchasers, the German Seller shall hold TS GmbH harmless from any claim by DASA for the Dialogue
                        Purchase Price. The internal handling and settling between the German Seller and DASA is a matter between them and will be handled between them outside this Agreement; the same shall apply to the relationship between the Purchasers and TS GmbH.

                                       7.
                                 PURCHASE PRICE

(1)     Based on subcl. (2) below, the preliminary purchase price

        - for the German Common Stock isDM 184,900,000 (= 31.92%);

        - for the U.S. Shares is DM 394,400,000 (= 68.08 %)

(collectively, the "PRELIMINARY PURCHASE PRICE") which has been computed as follows:

        Preliminary Purchase Price:                   DM  579,300,000
        + (plus) Net Financial Indebtedness:
        (as defined in subcl. (4) below)              DM  298,700,000
                                                     ---------------
        resulting in a base price for the
        debt free Business of                         DM  878,000,000
                                                     ===============

        (in writing: Deutsche Mark eight hundred seventy eight million).

        The amount of the Preliminary Purchase Price shall be subject to the adjustments provided for in this Agreement in order to arrive at the Final Purchase Price.

(2) The Preliminary Purchase Price has been agreed on the basis of the pro forma balance sheet of the Business as of January 1, 1997, a copy of which is attached hereto as EXHIBIT 7.2 (the "PRO FORMA BALANCE SHEET"). Decisive for the final purchase price payable by the Purchaser to the Sellers shall be a consolidated balance sheet (special consolidation report) for the Business to be prepared as of the Transfer Date pursuant to the provisions of Section 8 below (the "FINAL BALANCE SHEET"). If the Final Balance Sheet were identical with the Pro Forma Balance Sheet, the Final Purchase Price would be equal to the Preliminary Purchase Price.

(3) In order to reflect changes from the Pro Forma Balance Sheet to the Final Balance Sheet and to arrive at the Final Purchase Price (as defined in subcl. (8) of this Section 7), the following adjustments shall be made to the amount of the Preliminary Purchase Price:

        The amount of the Preliminary Purchase Price

        a) shall be reduced/increased by any reduction/increase in fixed assets;

        b) shall be reduced/increased by any reduction/increase in net working capital;

        c)      shall  be   reduced/increased  by  any   increase/reduction   in
                provisions;

        d) shall be reduced/increased by any increase/reduction in net financial indebtedness;

        provided, however, that in no event shall the Final Purchase Price be more than 115 % of the Preliminary Purchase Price.

(4) For purposes of subcls. (1) and (3), the following definitions shall apply:

        a)     Fixed Assets:
               + Investments and Long-term Receivables                     25.9
               + Property Plant and Equipment                             499.7
               + Intangible Assets                                         38.0
                                                                          -----
               Total:                                                     563.6

        b)     Net Working Capital:
               + Accounts Receivable Trade                                265.5
               + Total Inventories                                        240.0
               + Current Deferred Income Taxes
                  incl. Tax Receivables                                    17.1
               + Other Current Assets short-term                           59.4
               + Other Current Assets long-term                             4.5
               + Deferred Income Taxes incl. Tax Receivables               12.9
               - Accounts and Notes Payable Trade                        (124.7)
               - Other Current Liabilities                                (93.6)
                                                                          -----
               Total:                                                     381.1

        c)     Provisions:
               + Pension Liabilities                                       93.5
               + Other Provisions                                         107.0
               + Provisions for Income Taxes                               10.0
                                                                          -----
               Total:                                                     210.5


        d)     Net Financial Indebtedness:
               + Financial Liabilities to Banks                           197.1
               + Financial Liabilities to Daimler Benz AG                 163.8
               + Other Financial Liabilities                                6.4
               - Cash and Cash Equivalents                                (68.6)
               - Marketable Securities                                     (0,0)
               - Financing Receivables                                     (0,0)
                                                                          -----
               Total:                                                     298.7
        all as are shown in the Pro Forma Balance Sheet and as will be shown in the Final Balance Sheet. In preparing the Final Balance Sheet, the foregoing terms shall have the same meaning and be employed the same way as they were defined and employed in preparing the Pro Forma Balance Sheet (as set forth in Section 8 (1), below). The numbers shown in this subcl. (4) are in millions of DM and are for purposes of reference to the positions contained in the Pro Forma Balance Sheet.

(5) The Final Purchase Price shall be apportioned between the German Common Stock and the U.S. Shares based on the same percentages as set forth in subcl. (1) above in respect of the Preliminary Purchase Price.

(6) Payment of the Preliminary Purchase Price and of any additional payment or repayment, as the case may be, of the difference between the Preliminary Purchase Price and the Final Purchase Price shall be made in U.S. dollars as provided in Section 9 (6) below.

(7) The Final Purchase Price shall bear interest at the rate of 4.5 % p.a. from and including the Transfer Date to and including the date(s) of payment, if different. (8) The final purchase price payable by Purchasers to Sellers shall be the amount resulting from the reductions/increases pursuant to subcl. (3) above and the adjustment, if any, pursuant to subcl. (9), below (the "FINAL PURCHASE PRICE").

(9) If the Transfer Date is February 21, 1998, the purchase price resulting from the reductions/increases pursuant to subcl. (3) above shall be increased by the Adjustment Amount.

        a) The Adjustment Amount shall be the difference between (i) the amount of the 1997 Reference Purchase Price and (ii) the final purchase price based on the Final Balance Sheet (as of February 21, 1998) prior to the adjustment pursuant to this subcl. (9), if the 1997 Reference Purchase Price is the higher amount. In no event, however, shall the Adjustment Amount exceed DM 14 million.

        b) The 1997 Reference Purchase Price is the amount which would be the final purchase price if the Final Balance Sheet were prepared as of December 31, 1997. Therefore, the Sellers and the Purchasers agree that a final balance sheet as of December 31, 1997 will be prepared and examined and provided with the special consolidation report according to the same terms and conditions set forth in this agreement in respect of the Final Balance Sheet; the provisions of Section 8 shall apply mutatis mutandis. The Sellers and the Purchasers may mutually waive the requirement of a special consolidation report by way of agreeing in writing on the amount of the1997 Reference Purchase Price.


                                       8.
                PRO FORMA BALANCE SHEET, TRANSFER BALANCE SHEET,
                               FINAL BALANCE SHEET

(1) The Pro Forma Balance Sheet comprises the Business as of January 1, 1997. Details on its preparation are set forth on Schedule 8.1.

(2) The Sellers and the Purchasers agree that for purposes of determining the Final Purchase Price a transfer balance sheet shall be prepared as follows:

        a) Prior to preparing the consolidated balance sheet pursuant to subcl. b) individual balance sheets as of the Transfer Date for each of the Target Companies and the Subsidiaries shall be prepared by the Target Companies and the Subsidiaries and audited by their respective current auditors, all in accordance with the rules and principles set forth in Schedule 8.1 (the "INDIVIDUAL TRANSFER BALANCE SHEETS"). The Individual Transfer Balance Sheets shall be available no later than the date which is four weeks after the Transfer Date,

        b) a consolidated balance sheet for the Target Companies and the Subsidiaries as of the Transfer Date shall be prepared as soon as possible thereafter as a special consolidation report, according to the rules and principles set forth on Schedule 8.1, and

        c) the consolidated balance sheet shall be examined and provided with an unrestricted confirmation remark as to its compliance with the applicable accounting rules and principles set forth on
                Schedule 8.1, by TS GmbH's auditor, KPMG Deutsche Treuhandgesellschaft mbH, Frankfurt/ Berlin ("TS GMBH'S AUDITORS"), and

        d) the special consolidation report with the confirmation by TS GmbH's Auditors pursuant to subcl. b) above ("TRANSFER BALANCE SHEET") shall be presented to the Purchasers and the Sellers, as promptly as reasonably practicable following the Transfer Date. It is expected that the Transfer Balance Sheet together with the Individual Transfer Balance Sheets will be presented to the Sellers and the Purchasers simultaneously and no later than the date which is three months after the Transfer Date.

        e) Since the preparation and confirmation of the Transfer Balance Sheet will not have been completed by the date of the Effective Time, the Purchasers shall, and shall cause the Target Companies and the Subsidiaries, to cooperate fully with the Sellers and Sellers' Auditors (as defined below) in the preparation of the Transfer Balance Sheet, such cooperation to include, without limiting the generality of the foregoing, full access to the books and records of the Target Companies and the Subsidiaries for such purpose. This shall also apply to work to be performed by Sellers' Auditors in connection with subcl. (3) and subcl.
                (4).

(3) Upon receipt of the Transfer Balance Sheet, the Purchasers and their independent certified public accountants, Ernst & Young LLP (the "PURCHASERS' AUDITORS"), and the Sellers and their independent certified public accountants C&L Treuarbeit Deutsche Revision AG, Munchen (the "SELLERS' AUDITORS") shall have the right during the succeeding 30-day period (the "THIRTY-DAY PERIOD"), which is non-extendible, to audit the Transfer Balance Sheet and to examine and review all work papers and, to the extent reasonably necessary to evaluate the Transfer Balance Sheet, other records and supporting documents used to prepare such Transfer Balance Sheet; provided, however, that Purchasers' Auditors and Sellers' Auditors shall have executed, prior to any such audit, an audit access letter in substantially the form attached hereto as SCHEDULE 8.3. The scope of the audit by the Purchasers' Auditors and by the Sellers' Auditors shall be strictly in accordance with these provisions and not with other provisions or rules which may be based on a different regulatory intent (i.e. Section 15, below).

        a) The Purchasers shall notify the Sellers in writing and the Sellers shall notify the Purchasers in writing, on or before the last day of the Thirty-day Period, of any good faith objections to the Transfer Balance Sheet, setting forth a reasonably specific description of the Purchasers' objections and the DM-amount of each objection.

        b) If the Purchasers or the Sellers do not deliver such notification within the Thirty-day Period, the Transfer Balance Sheet shall be deemed to have been accepted by the Purchasers and by the Sellers.

        c) If the Purchasers or the Sellers in good faith object to the Transfer Balance Sheet, the Sellers' Auditors and the Purchasers' Auditors shall attempt to resolve in good faith any such objections within 15 days of the expiration of the Thirty-day Period. Any such resolution shall be conclusive and binding on the Purchasers and the Sellers and shall be made applying the principles set forth and referred to on Schedule 8.1.

        d) If the Sellers' Auditors and the Purchasers' Auditors are unable to resolve the matter within such 15-day period, then Price Waterhouse GmbH as arbitrator (Schiedsgutachter) shall make the decision on any remaining good faith objections with final and binding effect on the Sellers and the Purchasers. Price Waterhouse shall also decide, pursuant toss.ss.91 et seq. of the German Code of Civil Procedure, which party shall bear the costs of this arbitration, including, without limitation, Price Waterhouse' fees. The Sellers and the Purchasers shall (and shall cause the Target Companies to) provide Price Waterhouse with full cooperation. Price Waterhouse shall be instructed to reach its conclusion regarding the dispute preferably within 30 days of its appointment. Any resolution by Price Waterhouse shall be conclusive and binding on the Purchasers and the Sellers and shall be made applying the principles set forth and referred to on Schedule 8.1. The Transfer Balance Sheet after the acceptance thereof by the Purchasers and the Sellers or the resolution of all disputes in connection therewith is referred to herein as the "FINAL BALANCE SHEET".

        e) The Transfer Balance Sheet, when being presented to the Purchasers and the Sellers, shall be accompanied by a statement of computation by TS GmbH's Auditors of what the amount of the Final Purchase Price (including the Adjustment Amount pursuant to Section 7 (9), if applicable) would be if the Transfer Balance Sheet were the Final Balance Sheet. An objection made pursuant to subcl. a), above, shall be accompanied by a statement of computation by each of the Purchasers' Auditors and the Sellers' Auditors, as the case may be, of what the Final Purchase Price would be if the Purchasers' or the Sellers' objections to the Transfer Balance Sheet, as the case may be, were accurate.

(4)     In preparing the Transfer  Balance Sheet pursuant to subcl.  (2), above, and in its adjudication (including examination by the Purchaser's Auditors and the Sellers' Auditors) pursuant to subcl. (3), above, the knowledge which existed at the time of preparing the Individual Transfer Balance Sheets of the Target Companies and the Subsidiaries shall be
        applied  in  the  context  of  applying   accounting  rules  and  making
        valuations.

                                       9.
                                     PAYMENT

(1) Payment of the Preliminary Purchase Price shall be made at the Closing by the Purchasers to each of the Sellers by wire transfer of immediately available funds in the amounts set forth in Section 7 (1)

        - to the German Seller: to Daimler-Benz AG (in favor of TEMIC TELEFUNKEN microelectronic GmbH, Heilbronn), Citibank in Frankfurt am Main, USD-Account No. 120 87 67 018, via Citibank New York

        - to the U.S. Seller: to Daimler-Benz North America Corp. (in favor of Daimler-Benz Technology Corp., New York) Chase Manhattan Bank in New York, N.Y., ABA No. 021 000 021, Account No. 910 246 57 63.

(2) Additional payment or repayment of the difference between the Preliminary Purchase Price and the Final Purchase Price shall be made by the Purchasers and apportioned amongst the Sellers, or made by the Sellers to the Purchasers, based on the percentages set forth in Section 7 (1) to the Purchasers, together with interest thereon at the rate and for the time specified in Section 7 (7), within ten calendar days from the date of the Final Balance Sheet.

(3) Before the Final Balance Sheet is established, additional payment or repayment shall be made of the undisputed amount, if any, of an increase or decrease of the Preliminary Purchase Price, together with interest thereon at the rate and for the time specified in Section 7 (7), within ten calendar days from the date when it became apparent that there is an undisputed amount. This subcl. (3) may apply more than once. Payments made under this subcl. (3) shall be taken into account when making payments pursuant to subcl. (2).

(4) 3 % over and above the discount rate of the German Federal Reserve Bank prevailing from time to time is hereby agreed to be the interest rate for all cases of payment default (Zahlungsverzug) among the parties to this Agreement; the creditor may assert excess damage.

(5)     Repayments, if any, to the Purchasers shall be made

        - to the German Purchaser: BHF Bank in Frankfurt am Main, Account No. 20875, Bank Code 500 202 00;

        - to the U.S. Purchaser: Comerica Bank in Detroit, Michigan, Account No. 10 76 000 734.

(6) Payment of the Preliminary Purchase Price (DM 579,300,000) shall be made in U.S. dollars at the official conversion rate quoted at the Frankfurt stock exchange (amtlicher Mittelkurs) on the banking day in Frankfurt am Main immediately preceding the day of Closing. Payment or repayment of any difference between the Preliminary Purchase Price and the Final Purchase Price, shall be made in U.S. dollars at the official conversion rate quoted at the Frankfurt Stock Exchange (amtlicher Mittelkurs) on the banking day in Frankfurt am Main immediately preceding the day of such payment or repayment.

(7) At Closing, in addition to the Preliminary Purchase Price, the amount of the DB-Indebtedness shall be paid by the Purchasers to Daimler Benz AG to its account with Citibank in Frankfurt am Main, USD Account No. 120 87 67 018, via Citibank New York.

        "DB-Indebtedness" is the amount of DM 163.8 million (the amount of Net Financial Indebtedness to Daimler Benz AG within the meaning of Section 7 (4) d)), or, if notification of the likely balances in the IC accounts pursuant to Section 17 (4) c) has taken place, the sum of the notified amounts of (i) the DM IC accounts pursuant to Section 17 (4) a) and b) (including the outstanding loan by Daimler Benz AG to TS GmbH plus interest accrued thereon up to and including the day of Closing, and further including the amounts pursuant to
        Section 17 (5), if any), and (ii) the USD IC account pursuant to Section 17 (4) a).

(8) Payment of the DB-Indebtedness and additional payments or repayments, if any, pursuant to Section 17 (4) f) shall be made in US Dollars; based on the respective conversion rate set forth in subcl. (6) above.


                                       10.
                                      TAXES

(1)     Due Filing of Returns/Payment of Certain Taxes by Sellers

        a) U.S. Seller represents that, except as set forth on SCHEDULE 10.1, each of Siliconix Inc. and its Subsidiaries has or will have, as of the Transfer Date, timely, completely, and accurately in all material respects, filed all Tax Returns required to be filed by it on or before the Transfer Date with respect to any taxable period or periods ending on or before the Transfer Date, and has paid or will pay all Taxes shown to be due on such Tax Returns .

        b) German Seller represents that, except as set forth on Schedule 10.1, each of TS GmbH and its Subsidiaries has or will have, as of the Transfer Date, timely, completely, and accurately in all material respects, filed all Tax Returns required to be filed by it on or before the Transfer Date with respect to any taxable period or periods ending on or before the Transfer Date, and has paid or will pay, or, as the case may be, has caused or will cause its Subsidiaries to pay in a timely fashion all Taxes shown to be due on such Tax Returns to the appropriate tax authorities.

        c) For purposes of this Agreement, "Tax" or "Taxes" shall mean all taxes, charges, fees, levies, penalties or other assessments including, but not limited to, income, excise, property, sales, transfer, franchise, payroll, withholding, social security, value added, or other taxes, including any interest, penalties or additions attributable thereto, imposed by a United States or German federal, state, or local taxing authority or a taxing authority of any other country.

        d) For purposes of this Agreement, "Tax Return" shall mean any returns, statements, reports and forms (including estimated tax or information returns and reports) required to be filed with any taxing authority with respect to Taxes.

(2)     Pending or Threatened Actions

        a) Except as set forth on SCHEDULE 10.2 and except with respect to any Tax audits, there is no action, suit, proceeding, investigation or claim pending or, to the knowledge or U.S. Seller, threatened in respect of any Taxes for which Siliconix Inc. is liable, nor has any deficiency or claim for any such Taxes been proposed, asserted or, to the knowledge of U.S. Seller, threatened.

        b) Except as set forth on Schedule 10.2 and except with respect to any Tax audits, there is no action, suit, proceeding, investigation or claim pending or, to the knowledge of German Seller, threatened in respect of any Taxes for which TS GmbH is liable, nor has any deficiency or claim for any such Taxes been proposed, asserted or, to the knowledge of German Seller, threatened.

(3)     Except as set forth on SCHEDULE 10.3:

        a) Since January 1, 1992, neither Siliconix Inc. nor any of its Subsidiaries has ever been a member of an affiliated group within the meaning of Section 1504 of the Internal Revenue Code of 1986, as amended (the "Code") or filed or been included in a combined, consolidated, or unitary Tax Return, other than any group of which Daimler Benz North America Corporation is the common parent or any group of which Siliconix Inc. (or any predecessor thereto) was the common parent.

        b) Other than with respect to Taxes of other members of the affiliated group of corporations including the U.S. Seller, to the best knowledge of the U.S. Seller, neither Siliconix Inc. nor any of its Subsidiaries is liable for any material amount of Taxes of any other person, or is currently under any contractual obligation to indemnify any person with respect to Taxes.

        c) Except for Siliconix Technology C.V., Amsterdam, to the best knowledge of the U.S. Seller, neither Siliconix lnc. nor any of its Subsidiaries is a party to any joint venture, partnership, or contract which is treated as a partnership for United States federal income tax purposes.

        d)      The  sale of the U.S.  Shares  by the U.S.  Seller  pursuant  to
                Section 3 of this Agreement will not result in the recognition of a material amount of income by Siliconix Inc. or any of its Subsidiaries under Treasury Regulation Section 1.1502-13 or
                Section 1.1502-19.

        e) Neither Siliconix lnc. nor any of its Subsidiaries has entered into any sale-leaseback or any leveraged lease transaction that they treat as not meeting the requirements of Revenue Procedure 75-21 or similar provisions of foreign law.

        f) Neither Siliconix Inc. nor any of its Subsidiaries has agreed or is required, as a result of a change in method of accounting or otherwise, to include in taxable income any material adjustment under Section 481 of the Code or any corresponding provision of state, local, or foreign law.

        g) Neither Siliconix Inc. nor any of its Subsidiaries is liable with respect to any indebtedness for which they are not claiming an interest deduction with respect to payments of interest thereon for United States federal income tax purposes.

        h) Neither Siliconix Inc. nor any of its Subsidiaries is a "consenting corporation" under Section 341 (f) of the Code.

(4)     Cooperation on Tax Matters

        a) Purchasers and Sellers and, to the extent reasonably required, the Target Companies and their Subsidiaries shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of Tax Returns, including any report required pursuant to Section 6043 of the Code and all Treasury Regulations promulgated thereunder, and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, but shall not include the provision of U.S. consolidated federal income Tax Returns which includes the U.S. Seller, Daimler-Benz North America corporation, or any affiliate thereof or successor thereto, regardless of whether a 338 (h)(10) Election (as defined in Section 10 (7) a) below) is made.

        b) Purchasers and Sellers agree (i) until one year after expiration of all applicable statutes of limitation (as may be extended) to retain, or cause to be retained, all books and records with respect to Tax matters pertinent to the Target Companies and the Subsidiaries relating to any taxable periods ending prior to or including the Transfer Date, and to abide by all record retention agreements entered into with any taxing authority,
                (ii) to give the other party reasonable written notice prior to destroying or discarding any such books and records after the periods described in (i) above, and (iii) if the other party so requests, allow the other party to take possession to such books and records.

        c) Purchasers and Sellers further agree, upon request from the other party, to use all reasonable efforts to obtain any certificate or other document from any governmental authority or customer of the Target Companies or the Subsidiaries or from any other person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed, including but not limited to with respect to the transactions contemplated hereby.

        d) No later than 45 days before the due date (with any applicable extensions) for the filing of any Tax Returns (due after the Transfer Date) of, or that include, any of the Target Companies or the Subsidiaries with respect to a taxable period that ends on or prior to the Transfer Date, or with respect to a taxable period that includes but ends after the Transfer Date, Purchasers shall deliver, or cause Target Companies and the Subsidiaries to deliver, copies of such Tax Returns (or pro forma Tax Returns as the case may be) to the U.S. Seller or the German Seller (as the case may be), along with the notice of the due date (with any applicable extensions) for the filing of such Tax Returns. No later than 15 days before the due date (with any applicable extensions) for the filing of such Tax Returns as notified by Purchasers, the appropriate Seller shall give notice to Purchasers of its consent or reasonable objection to such Tax Returns. Purchasers and affiliates thereof or successors thereto shall file any such Tax Returns (which Purchasers and affiliates thereof or successor thereto are required to file) only with the prior consent of the appropriate Seller.

                e) Purchasers and affiliates thereof or successors thereto (including, for purposes of this Section 10, the Target Companies and the Subsidiaries) shall prepare and file all Tax Returns and shall be liable for and shall pay all Taxes with respect to the Target Companies and the Subsidiaries with respect to any taxable period or periods beginning on or after and ending after the Transfer Date. No election shall be made with respect to Siliconix Inc. and its Subsidiaries under Treasury Regulation Section 1.1502-76(b)(2)(ii) without the consent of the Purchasers, which shall not be unreasonably withheld, with respect to any taxable period or periods beginning on or after and ending after the Transfer Date.

        f) Purchasers shall cause the Target Companies and the Subsidiaries to timely pay to the appropriate taxing authorities (or to the U.S. Seller or German Seller as the case may be) any Taxes imposed with respect to the business, income, assets and/or operations of the Target Companies and the Subsidiaries that are due on or after the Transfer Date.

        g) For the time period up to and including the Transfer Date, the U.S. Seller and Siliconix Inc. and its Subsidiaries shall continue to cooperate in Tax matters as they have done in the past.

(5)     Tax indemnification, Set-off of Tax Benefit

        Subject to Section 14 (6) and (10):

        a) U.S. Seller hereby indemnifies U.S. Purchaser against and agrees to hold U.S. Purchaser harmless from (i) any Tax of U.S. Seller or its affiliates (other than any Tax of Siliconix Inc. or its Subsidiaries) incurred with respect to any taxable period or periods ending on or before the Transfer Date, and (ii) except to the extent reserved for by Siliconix Inc., 80% of the amount of any final assessment of any Tax deficiency of Siliconix Inc. and its Subsidiaries with respect to any taxable period or periods ending on or before the Transfer Date.

        b) The German Seller hereby indemnifies German Purchaser against and agrees to hold the German Purchaser harmless from any unpaid Tax of TS GmbH and its Subsidiaries incurred with respect to any taxable period or periods ending on or before the Transfer Date, to the extent that the Final Balance Sheet contains no provision for such Tax.

        c) Purchasers hereby indemnify Sellers against and agrees to hold Sellers harmless from (i) any Tax of Purchasers or any affiliate thereof or successor thereto, and any Tax imposed on Sellers or any of their affiliates with respect to the business of the Target Companies and the Subsidiaries, incurred with respect to any taxable period or periods beginning on or after and ending after the Transfer Date, and (ii) 20% of the amount of any final assessment of any Tax deficiency of Siliconix Inc. and its Subsidiaries with respect to any taxable period or periods ending on or before the Transfer Date, and (iii) any additional Tax costs (and related fees and costs) incurred by the U.S. Seller and/or any affiliates thereof or successors thereto as a result of any 338 (h)(10) Election (as defined in Section 10 (7) a) below).

        d)      Any indemnity  obligation  pursuant to Section 10 (5)(a), (b) or
                (c) above shall be (i) reduced by any Tax Benefit realized by the indemnified party any affiliate thereof (including in the case of subcls. a) and b) any Tax Benefit realized by any of the Target Companies or the Subsidiaries) or successor thereto, with respect to such Taxes or the adjustment giving rise to such claim for indemnification, and (ii) subject to presentation of the final assessment of such Tax, on or before the 60th day following the expiration of the applicable statute of limitations. "Tax Benefit" shall mean the present value or any present or future deduction, expense, loss, increase in asset basis, credit or refund then or thereafter realized by a party or an affiliate thereof or successor thereto, computed in respect to Tax Benefits in the United States calculated using the applicable long-term federal rate as defined in Section 1274(d) of the Code or any successor provision, and in respect of Tax Benefits in Germany or elsewhere calculated using the interest rate of 6% p.a.

        e) Each party agrees (i) to give within ten Business Days written notice to the other party of any additional Tax (including, but not limited to, any Tax assessments, whether final or not) or the assertion of any claim or the commencement of any suit, action or proceeding in respect of which such party may seek indemnity hereunder, and (ii) to give the other party such information with respect thereto as the other party may reasonably request, and (iii) upon the other party's instruction, to file, or cause the company concerned to file, any notice, objection or otherwise with the appropriate taxing authority. The indemnifying party shall not be liable under this
                Section 10(5) to the extent such party is materially adversely affected by the indemnified party's failure to comply with this provision.

        f) An indemnifying party may, at its own expense, (i) participate in and (ii) upon notice to the other party, assume the defence of any suit, action or proceeding, including any Tax audit, concerning any Tax liability as to which it may be liable under this Section 10 (5) and as to which written notice was given pursuant to Section 10 (5) e). If a party chooses to defend or prosecute any claim, all of the parties hereto shall cooperate in the defence or prosecution thereof, and the Purchasers shall cause the Target Companies and the Subsidiaries to cooperate. A party shall not be liable under Section 10(5) to the extent such party's liability under this Section is materially adversely affected as a result of any failure or omission to do so on the part of the other party or any affiliate thereof or successor thereto.

(6)     Tax Refunds, Tax Benefits

        a) To the extent not governed by subcl. (5) d) above, Purchasers shall within 10 days of receipt of any Tax refund or credit actually received by or on behalf of any of the Purchasers or any affiliate thereof (including the Target Companies and the Subsidiaries) or successor thereto, with respect to any taxable period or periods of any of the Target Companies or the Subsidiaries ending on or before the Transfer Date, pay such Tax refund or credit to the appropriate Seller including any interest actually received thereon.

        b) To the extent that any of the Purchasers or any affiliate thereof or successor thereto realizes a Tax Benefit that is attributable to an adjustment of any income, gain, loss, deduction, credit, refund or other Tax item made with respect to any taxable period or periods of the Target Companies or the
                Subsidiaries ending on or before the Transfer Date and in connection therewith the Sellers or any affiliates thereof or successors thereto realizes any Tax cost or detriment, Purchasers will, within 10 days of the receipt of such Tax Benefit, pay to the appropriate Seller an amount equal to such Tax Benefit.

(7)     ss. 338 (h)(10) Election

        a) The U.S. Seller agrees, if timely requested by the U.S. Purchaser, to join with the U.S. Purchaser in making an election under Section 338 (h)(10) of the Code (and similar provisions of state or local law) (a "338 (h)(10) Election") with respect to the purchase by the U.S. Purchaser of the U.S. Shares pursuant to this Agreement; provided, however, that a nationally recognized accounting firm selected by the U.S. Seller shall prepare all reports, forms, studies, valuations and analyses to be used by the U.S. Seller and U.S. Purchaser in connection therewith.

        b) If a 338 (h)(10) Election is made pursuant to Section 10 (7) a) above, the US Purchaser agrees to pay to the U.S. Seller within five Business Days of receipt of notification from the U.S. Seller an amount equal to any additional Tax costs (and related fees and costs) incurred by the U.S. Seller or any affiliate thereof or successor thereto as a result of such 338 (h)(10) Election; for purposes of this Section 10 (7) b) such additional Tax costs shall equal (x) (i) the amount of gain and/or income the U.S. Seller, Siliconix Inc., and any affiliates thereof or successors thereto realize for Tax purposes as a result of the 338 (h)(10) Election minus (ii) the amount of gain and/or income the U.S. Seller would have realized for Tax purposes from the sale of the U.S. Shares pursuant to this Agreement in the absence of any 338 (h)(10) Election multiplied by (y) the maximum marginal U.S. federal income tax rate applicable to corporations plus 5%.

        c) If a 338 (h)(10) Election is made pursuant to Section 10 (7) a) above, neither the U.S. Purchaser nor any affiliates thereof or successors thereto shall make any election under Section 338 of the Code (or similar provisions of state or local law) without the prior written consent of the U.S. Seller with respect to any deemed purchase of the stock of any non-U.S. Subsidiaries of Siliconix Inc. as a result of the 338 (h)(10) Election.

(8)     Tax sharing agreements

       All material income Tax sharing agreements to which Siliconix Inc. or any of its Subsidiaries is a party and to which they will remain a party after the Transfer Date are listed on SCHEDULE 10.8. Nothing in such agreements shall have the effect of changing the terms of this Agreement or the rights and obligations of U.S. Seller and U.S. Purchaser pursuant to this Agreement.


                                       11.
                            WARRANTIES OF THE SELLERS

The Sellers hereby jointly and severally represent and warrant to the Purchasers as follows:

(1) The description of and representations as to the corporate structure of the Target Companies and the Subsidiaries set forth, or referred to, in
       Section 1 (1) through (8) are true and accurate in all material respects.

(2) Each of the Target Companies and the Subsidiaries is a corporation, a limited liability company or a partnership duly organized, validly existing and, where applicable, in good standing under the laws of the jurisdiction of its organisation. Each of the Target Companies and the Subsidiaries has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so existing and in good standing or to have such power or authority would not individually or in the aggregate have a material adverse effect on the business, financial condition or result of operations of the Target Companies and the Subsidiaries, taken as a whole (a "MATERIAL ADVERSE EFFECT") in excess of DM 2 million. Each of the Target Companies and the Subsidiaries is duly qualified or licensed to do business as a foreign corporation, foreign limited liability company or foreign partnership and, where applicable, is in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the
       business   conducted  by  it  makes  such   qualification  or  licensing
       necessary, except in such jurisdictions where failure to be so duly qualified or licensed and in good standing would not, in the aggregate, have a Material Adverse Effect in excess of DM 2 million. Schedule 1.2 sets forth a complete and accurate list of all jurisdictions in which each of the Target Companies and each of the Subsidiaries is qualified or licensed to do business. The Sellers have heretofore delivered to the
       Purchaser   accurate  and  complete   copies  of  the   certificate   of
       incorporation  and  bylaws  (or  other  similar  charter  documents)  or
       partnership   agreements  of  each  of  the  Target  Companies  and  the
       Subsidiaries  (except  inactive  Subsidiaries   identified  as  such  on
       Schedule 1.2), as currently in effect.

(3) Each of the Sellers has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of the
       Sellers  and  the   consummation  by  such  Seller  of  the  transactions
       contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of such Seller, except as set forth in this Agreement. This Agreement has been duly and validly executed and delivered by each of the Sellers and, assuming the due authorization, execution and delivery by the Purchasers, constitutes a valid and binding agreement of each Seller, enforceable against each Seller (as joint and several debtor) in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally.

(4)    Except  as  set  forth  on  SCHEDULE  11.4  and  except  for   applicable
       requirements of the HSR Act, the Omnibus Trade and Competitiveness Act of 1988 (hereinafter referred to as the "EXON-FLORIO AMENDMENT"), the German GWB, EU Regulation 4064/89, the Swedish Competition Law, as well as any other applicable  antitrust  provisions  of other  laws,  ss. 3 of the  German
       Currency  Act   (Wahrungsgesetz),   each  as  amended,  and  except  for
       applicable requirements to notify the U.S. the Pension Benefit Guaranty Corporation, to the knowledge of the Sellers, there is no requirement applicable to the Sellers or the Target Companies to make any filing with, or to obtain any permit, authorization, consent or approval of, any governmental or regulatory authority, domestic or foreign, as a condition to the lawful consummation by the Sellers of the transactions contemplated by this Agreement. Except as set forth on Schedule 11.4, neither the execution and delivery of this Agreement by the Sellers nor the consummation by the Sellers of the transactions contemplated hereby nor compliance by the Sellers with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws (or other similar charter documents) of any of the Sellers or any of the Target Companies or any of the Subsidiaries, or (ii) assuming that the filings referred to in the first sentence of this subcl. (4) are duly and timely made, to the knowledge of the Sellers, violate any order, writ, injunction, decree, statute, treaty, rule or regulation applicable to any of the Sellers, any of the Target Companies, any of the Subsidiaries or any of their respective properties or assets; excluding from this clause (ii) such breaches, defaults and violations which in the aggregate could not reasonably be expected to have a Material Adverse Effect. in excess of DM 2 million.

(5) Except for the possibility that the French Government (Ministry of Industry) might consider to claim repayment of the Subsidy granted to MATRA MHS S.A., unless appropriate assurances which may be expected by the French Government would be given by Purchasers, the Sellers have no reason to believe that the other parties to the Change of Control Agreements, which are material to the Business, will upon the sale and transfer of the German Common Stock and the U.S. Shares to the German Purchaser and the U.S. Purchaser, respectively, exercise a right of termination, cancellation or acceleration under any of the terms,
       conditions  or  provisions  of  any  such  material   Change  of  Control
       Agreement.

(6)    All  legal,   administrative,   arbitration   or  other   proceedings  or
       governmental investigations (except tax audits) ("PROCEEDINGS") pending or, to the knowledge of Sellers, threatened in writing, against the Target Companies or the Subsidiaries, which are reasonably expected to result in a damage award of more than DM 1,000,000 individually are disclosed on Schedule 11.6. Except for Proceedings relating to environmental or tax matters, there are no Proceedings pending or, to the knowledge of the Sellers, threatened in writing, involving the Target Companies or the Subsidiaries (other than Maxim, SGS Thompson and IBM) which will result in aggregate damage awards of more than the sum of DM 2,000,000 plus the amounts reserved therefor in the Final Balance Sheet.

(7)     a)      Except as set forth on Schedule  11.7,  to the  knowledge of the
                Sellers,  the  Target  Companies  and  the  Subsidiaries  are in
                compliance with all Environmental  Law (as hereinafter  defined)
                as presently in effect,  except for such violations  which could not  reasonably  be  expected  individually  to have a  Material
                Adverse  Effect in excess of DM 500,000.  Except as set forth on
                Schedule  11.7,  to the  knowledge of the  Sellers,  none of the
                Target  Companies and the  Subsidiaries has received any written communication  from a  governmental  authority that alleges that
                such  company  is  not  in   compliance   with  all   applicable
                Environmental Law as presently in effect, except for such events of noncompliance which could not reasonably be expected to have a Material Adverse Effect in excess of DM 200,000 in each individual case. All material permits and other governmental authorization currently held by any of the Target Companies pursuant to an Environmental Law are identified on Schedule
                11.7.

        b) Except as set forth on Schedule 11.7, there is no Environmental Claim (as hereinafter defined) pending, or, to the knowledge of the Sellers, threatened in writing against any of the Target

                Companies or any of the Subsidiaries or, to the knowledge of the Sellers, against any person or entity whose liability for such an Environmental Claim any of the Target Companies or any of the other companies of the German Group has or may have retained or assumed either contractually or by operation of law, except for such Environmental Claims which could not reasonably be expected to have a Material Adverse Effect in excess of DM 200,000.

        c) As used herein, the following terms shall have the meaning set forth below:

                (i) "Environmental Claim" means any claim or notice in writing, received by one of the Sellers, or any of the Target Companies or any of the Subsidiaries by any person or any entity alleging potential liability (including, without limitation, potential liability for investigatory costs, clean-up costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, or release into the environment, of any Hazardous Materials (as hereinafter defined) at any location, whether or not owned by any of the Target Companies or any of the Subsidiaries or (b) any violation, or alleged violation, of any Environmental Law.

                (ii) "Environmental Law" means all federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment applicable to the property and business of any of the Target Companies or any of the other companies of the German Group.

                (iii) "Hazardous Materials" means materials defined as "hazardous substances", "hazardous wastes", "solid wastes" or words of similar import in any Environmental Laws, as presently in effect.

(8) Except as set forth on Schedule 11.8, and except for standard corporate policy, and except as provided for by law or collective bargaining agreements or similar provisions, neither of the Target Companies and, to the knowledge of the Sellers, none of the Subsidiaries (other than the U.S. Companies, as hereinafter defined) is a party to or bound by any contract, agreement or arrangement with its employees regarding an obligation to make severance payments in case of a termination of employment.

(9)    Intellectual property

       a) Except for such intellectual property the absence of which is not material, SCHEDULE 11.9 sets forth the following:

              (i) all intellectual property rights (including applications) that have been registered for either Target Company or any of the Subsidiaries in the corresponding registry, and

              (ii) all licences to intellectual property rights and copyrights (except for standard software) that have been licensed to either Target Company or any of the Subsidiaries on the basis of a licence agreement or other right (passive licences), and

              (iii) all licences granted by either Target Company or any of the Subsidiaries to third parties (active licences).

              Schedule 11.9 is not intended to contain
                -       standard software licences;
                - internal licences between companies that are a Target Company or a Subsidiary;
                - licences under the foregoing subpara. (iii) that are implicitly granted to customers in agreements with customers, including licences to allow design, service, repair and similar services to be performed by third parties.

              The intellectual property rights set forth on Schedule 11.9 pursuant to subpara. (i), above are hereinafter referred to as the

              "INTELLECTUAL PROPERTY RIGHTS"; the trademarks contained therein are hereinafter referred to as the "TRADEMARKS".

       b) The Intellectual Property Rights registered for either Target Company or any of the Subsidiaries are owned by the respective company to the knowledge of the Sellers free and clear of any encumbrances or other rights of third parties, except for employee inventor rights, sublicenses, and, to the extent included on
              Schedule 11.9, cross license agreements and co-ownership rights.

       c) None of the Intellectual Property Rights, except applications, has been adjudicated unenforceable or ineffective in any other manner. The Sellers have no knowledge that any of the Intellectual Property Rights is not valid or not subsisting.

       d) The Intellectual Property Rights and the other intellectual property rights including licences provided in this Agreement to be conveyed to the Target Companies and the Subsidiaries are all material intellectual property rights which belong to or are lawfully used in the Business as defined in Section 1 (9).

(10)   a)     Except as set forth on  SCHEDULE  11.10A,  TS GmbH or any of the
              Subsidiaries  incorporated  in  Germany  have not  entered  into agreements  with its works council with respect to maintaining a certain number of workers,  a certain  organization  or salaries and wages that are effective past December 31, 1997. All pension plans  applicable to employees of TS GmbH or employees of German
              Subsidiaries  are also set forth on Schedule  11.10a.  Except as set forth on Schedule 11.10a, to the knowledge of Sellers, there is no strike,  work  stoppage,  work slowdown or other  material labor disturbance  involving  employees of TS GmbH or any of the
              Subsidiaries   pending,   or  to  the   knowledge   of  Sellers,
              threatened.

        b) Except as set forth on SCHEDULE 11.10B, (i) Siliconix Inc. is not a party to any collective bargaining agreement, (ii) to the knowledge of Sellers, no union organizational campaign is in progress with respect to the business of Siliconix Inc., (iii) there is no strike, work stoppage, work slowdown or other material labor disturbance involving employees of Siliconix Inc. pending, or to the knowledge of Sellers, threatened, and (iv) there is no unfair labor practice or other charge or complaint pending, or to the knowledge of Sellers, threatened against Siliconix Inc. before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other government agency or court regarding an unlawful employment practice other than proceedings arising in the ordinary course of business and proceedings which, if decided adversely, would not cause Siliconix Inc. to incur material liability.

        c) A true, correct and complete list dated October 30, 1997, of all employees of the Target Companies and Subsidiaries in the form of the personnel statistics as routinely prepared as part of the internal reporting system used by them is attached as SCHEDULE 11.10C.

(11) All Employee Benefit Plans (as hereafter defined) are in material compliance with all Applicable Laws (as hereinafter defined). "Applicable Laws" means any and all statutes (including ERISA and the Code), orders, governmental rules or regulations currently in effect with respect thereto, of any U.S. jurisdiction that may apply to any Employee Benefit Plan.

        a) "Employee Benefit Plan" means any "employee benefit plan" as defined in Section 3 (3) of the Employee Retirement Income Security Act of 1974, as amended from time to time ("ERISA") and
              any  other   plan,   policy,   program,   practice,   agreement,
              understanding or arrangement (whether written or oral) providing compensation or other material benefits to any current or former
              officer,   employee  or  consultant  (or  to  any  dependent  or
              beneficiary thereof) of Siliconix, Inc. or any Subsidiary that is the employer of employees who are covered by such a plan that is subject to Applicable Laws (for purposes of this subcl. (11), collectively, the "U.S. Companies"), which are now, or were within the past six years, maintained by, contributed to by or with respect to which an obligation to contribute exists on the part of the U.S. Companies under which any of the U.S. Companies has or may have any material obligation or liability, including, without limitation, all material incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements.

        b) Sellers have made available to Purchasers or its counsel prior to the date hereof true and complete copies of (i) any employment agreements and any material procedures and policies relating to the employment of employees of the U.S. Companies and the use of temporary employees, independent contractors or leased employees by the U.S. Companies (including summaries of any material procedures and policies that are unwritten), (ii) plan instruments and amendments thereto for all Employee Benefit Plans and related trust agreements, insurance and other contracts, summary plan descriptions, and summaries of material modifications, and material communications distributed, or otherwise communicated, to the participants of each Employee Benefit Plan, (iii) to the extent annual reports on Form 5500 are required with respect to any Employee Benefit Plan, the three most recent annual reports and attached required schedules for each Employee Benefit Plan as to which such report is required to be filed and (iv) where applicable, the most recent
              (A) opinion or determination letter, (B) audited financial statements and (C) actuarial valuation reports for each Employee Benefit Plan. The Employee Benefit Plans maintained by the U.S. Companies or as to which the U.S. Companies may have any material liability are set forth on SCHEDULE 11.11B.

        c) Except as set forth on SCHEDULE 11.11C, the U.S. Companies do not now, nor did they within the six year period preceding the date hereof, maintain, contribute to or have an obligation to contribute to an Employee Benefit Plan subject to Title IV of ERISA, nor do they have any contingent liability with respect to any employee benefit plan maintained by, contributed to by or with respect to which an obligation to contribute exists or existed on the part of any ERISA Affiliate. "ERISA Affiliate" means any entity (whether or not incorporated) other than the U.S. Companies that, together with any of the U.S. Companies, is or was a member of a controlled group of corporations within the meaning of Section 414(b) of the Code, of a group of trades or businesses under common control within the meaning of Section 414(c) of the Code, or of an affiliated service group within the meaning of Section 414(m) of the Code.

        d) To the knowledge of Sellers, with respect to each Employee Benefit Plan, (i) no party in interest or disqualified person (as defined in Section 3 (14) of ERISA and Section 4975 of the Code, respectively) has at any time engaged in a transaction which could reasonably be expected to subject the U.S. Companies, directly or indirectly, to a material tax, penalty or liability for prohibited transactions imposed by ERISA or the Code and (ii) no fiduciary (as defined in Section 3 (21) of ERISA) with respect to any Employee Benefit Plan, or for whose conduct the U.S. Companies could reasonably be expected to have any material liability (by reason of indemnities or otherwise), has breached any of the responsibilities or obligations imposed upon the fiduciary under Title I of ERISA.

        e) Each Employee Benefit Plan which is an "employee pension benefit plan" within the meaning of Section 3 (2) of ERISA (a "Pension Plan") and which is subject to Sections 201, 301 or 401 of ERISA has received a favorable determination letter from the Internal Revenue Service covering all amendments required under the Tax Reform Act of 1986, the Unemployment Compensation Amendments of 1992, the Omnibus Budget Reconciliation Act of 1993 and any applicable prior tax legislation and, to the knowledge of Sellers, there are no circumstances that are reasonably likely to result in revocation of any such favorable determination letter. Each Employee Benefit Plan is and has been operated in material compliance with its terms and all

                Applicable Law. As of and including the date of the Closing, the U.S. Companies shall have made all contributions required to be made by them up to and including the date of the Closing with respect to each Employee Benefit Plan, or adequate accruals therefor will have been provided for and will be included in the Final Balance Sheet. All notices, filings and disclosures required by Applicable Laws have been timely made, except for instances of noncompliance that would, individually or in the aggregate, not cause the U.S. Companies to incur material liability.

        f) (i) Neither the U.S. Companies nor any Seller has received any written notice of, or is otherwise aware of, any actions, claims (other than routine claims for benefits), lawsuits or arbitrations pending or, to the knowledge of Sellers, threatened with respect to any Employee Benefit Plan (including against any fiduciary of any Employee Benefit Plan), and (ii) Sellers have no knowledge of any facts that could reasonably be expected to give rise to any such actions, claims, lawsuits or arbitrations that could, individually or in the aggregate, cause the U.S. Companies to incur material liability.

        g) Except as set forth on SCHEDULE 11.11G, no Employee Benefit Plan provides for material medical or health benefits (through insurance or otherwise) or provided for the continuation of such benefits or coverage for any participant or any dependent or beneficiary of any participant after such participant's retirement or other termination of employment except as may be required by Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code ("COBRA").

        h) Neither the U.S. Companies nor any ERISA Affiliate has, within the six year period preceding the date hereof, contributed to, or withdrawn in a partial or complete withdrawal from, any "multiemployer plan" (as defined in Section 3 (37) of ERISA) or has any fixed or contingent liability under Section 4204 of ERISA.

        i) No Employee Benefit Plan is a "multiple employer plan" as described in Section 3 (40) of ERISA or Section 413 (c) of the Code.

        j) Except as required by Applicable Law, the U.S. Companies have not agreed to or communicated to employees any changes to any Employee Benefit Plan that would (i) cause an increase in benefits or create new benefits under any Employee Benefit Plan or (ii) change any employee coverage which would cause an increase in the expense of maintaining any such Plan that, in either case, could, individually or in the aggregate, have a Material Adverse Effect.

        k) Except as set forth on SCHEDULE 11.11K, the consummation of the transactions contemplated hereby will not result in (i) any material payment (including, without limitation, severance, unemployment compensation, golden parachute or bonus payments or otherwise) becoming due to any director, officer, employee or consultant of the U.S. Companies, (ii) any material increase in the amount of compensation or benefits payable in respect of any director, officer, employee or consultant of the Target Companies or the Subsidiaries, or (iii) the acceleration of
                vesting  or  time  of  payment  of  any  material   benefits  or
                compensation payable in respect of any director, officer, employee or consultant of the U.S. Companies.

        l) (i) Except as set forth on Schedule 11.11L hereto, the U.S. Companies have no material liability under Subtitle C or D of Title IV of ERISA (other than liability to make contributions), and no such liability is reasonably excepted to be incurred by the U.S. Companies, with respect to any "single employer plan," within the meaning of Section 4001 (a) (15) of ERISA, currently or formerly maintained or contributed to by any of the U.S. Companies or any ERISA Affiliate. The PBGC has not instituted proceedings to terminate any such plan and, to the knowledge of Sellers, no condition exists that could reasonably be expected to result in the PBGC instituting such proceedings. (ii) Except as set forth on Schedule 11.11l No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the thirty (30)-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or a plan of an ERISA Affiliate within the twelve (12)-month period ending on the date hereof or, to the knowledge of Sellers, will be required to be filed by the U.S. Companies as a result of the transactions contemplated by this Agreement, except for instances of noncompliance that would individually or in the aggregate not cause the U.S. Companies to incur material liability. (iii) No Pension Plan has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA, and none of the U.S. Companies has an outstanding funding waiver. (iv) None of the U.S. Companies has provided, nor is required to provide, security to any Pension Plan pursuant to
                Section 401 (a) (29) of the Code.

        m) Except as disclosed on Schedule 11.11M hereto, under each Pension Plan that is a single employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all "benefit liabilities" within the meaning of Section 4001 a) (16) of ERISA (as determined on the basis of the actuarial assumptions contained in the respective plan's most recent actuarial valuation), did not exceed the then current value of the assets of such plan.

        n) No Employee Benefit Plan is a voluntary employees' beneficiary association within the meaning of Section 501 c) (9) of the Code.

(12) SCHEDULE 11.12 is a complete and accurate list of all material insurance policies currently carried by the Target Companies and the Subsidiaries (summarizing in all material respects the amount and scope of the coverage provided by each such policy). Each such insurance policy is in full force and effect and there is no material default by any of the Target Companies or Subsidiaries with respect to any provision contained in any such insurance policy, including, without limitation, any failure to give any notice or to present any claim under any such policy in a timely fashion or in the manner or detail required by the policy, except for such defaults or failures, which, individually or in the aggregate, could not be expected to be material.

(13)    a)      The Sellers have  previously  furnished to the Purchaser (i) the audited  consolidated  balance  sheet of Siliconix  Inc. and its subsidiaries as of December 31, 1996 (the,,U.S.  AUDITED BALANCE
                SHEET"),  and the other related audited  consolidated  financial statements  for the fiscal  year then ended  (together  with the notes thereto)  accompanied by the reports  thereon of KPMG Peat
                Marwick LLP,  Siliconix Inc.'s  independent  public  accountants
                (collectively  with the U.S.  Audited Balance Sheet , the ,,U.S.
                AUDITED FINANCIAL STATEMENTS"),  (ii) the audited balance sheets of  TTMG  and  those  of its  direct  or  indirect  subsidiaries relating to the  semiconductor  business as of December 31, 1996 listed on SCHEDULE 11.13A  (the,,GERMAN  AUDITED BALANCE SHEETS"
                and together with the U.S.  Audited Balance Sheet,  the,,AUDITED
                BALANCE  SHEETS") and the related  audited income  statements of
                TTMG  and of its  direct  or  indirect  subsidiaries  listed  on
                Schedule  11.13a for the fiscal year then ended  (together  with the notes  thereto)  accompanied  by the  report  thereon of the independent  public  accountants  (collectively  with the German
                Audited Balance Sheet, the,,GERMAN AUDITED FINANCIAL STATEMENTS"
                and together  with the U.S.  Audited  Financial  Statements  the
                ,,AUDITED  FINANCIAL  STATEMENTS").  The Audited  Balance Sheets
                (including  the  related  notes)  as of the time  when they were prepared  fairly present in all material  respects the financial position of the companies  concerned  therein as of December 31,
                1996, and the other related year-end  statements included in the
                Audited  Financial  Statements  (including  the  related  notes)
                fairly   present  in  all  material   respects  the  results  of
                operations of the companies included therein for the fiscal year then ended.



        b) In addition to the Pro Forma Balance Sheet including the related income statement, the Sellers have furnished to the Purchasers pro forma interim consolidated financial statements (including related income statements) for the Business as of June 30, 1997, and September 30, 1997, which were routinely prepared in accordance with Schedule 8.1 consistently applied as part of the internal reporting system used by the Target Companies and the Subsidiaries (collectively, including the Pro Forma Balance Sheet, referred to as the "PRO FORMA FINANCIAL STATEMENTS").

              (i) The Pro Forma Financial Statements, as of the time when they were prepared, fairly present in all material respects the financial positions of the Business as of the respective dates thereof and the results of operations of the Business for the respective time periods covered thereby.

              (ii) Except in connection with the transactions referred to in or contemplated by this Agreement, since the time of the preparation of the pro forma interim consolidated financial statements as of September 30, 1997, (i) the Target Companies and the Subsidiaries have conducted the Business in all material respects only in the ordinary and normal course consistent with past practice, and (ii) there has not been any material adverse change in the operations or financial condition of the Business.

(14)    a)      SCHEDULE  11.14A  contains  a  true  and  complete  list  of the following important contracts to which the German Target Company or any of its Subsidiaries is a party (a "GERMAN TARGET COMPANY
                PARTY" and, collectively, the "GERMAN TARGET COMPANY PARTIES") and which have not yet been fully performed, except for contracts required to be disclosed in any other schedule to this
                Agreement:

              (i) All manufacturers sales representatives agreements, distributor agreements (including franchises) or agreements providing for the services of an independent contractor if such agreement involves annual sales volume or an obligation of the German Target Company Parties of more than DM 2,000,000.

              (ii) All loan agreements, indentures, mortgages, pledges and security agreements, having (in the case of indebtedness) a principal amount or providing for (in the case of other agreements) aggregate payments in excess of DM 1,000,000 and all guaranties with a guaranteed amount in excess of DM 200,000.

              (iii) All leases or lease purchase agreements providing for monthly payments in excess of DM 40,000 or annual payments in excess of DM 500,000.

              (iv) All other contracts or agreements relating to the business or operations of the German Target Company Parties which in the best judgment of the German Target Company Parties are important to the business or operations of the German Target Company Parties and which involve payments or receipts by the German Target Company Parties of more than DM 2,000,000 individually.

        b) SCHEDULE 11.14B contains a list of all material contracts of the Target Companies and the Subsidiaries with the United States or any foreign government or any agency or department of any thereof pursuant to which any of the Target Companies or Subsidiaries is entitled to receive grants, subsidies or similar financial support.

       To the knowledge of Sellers, the validity or enforceability of the contracts listed on Schedule 11.14a and 11.14b has not been legally contested or questioned in writing. To the knowledge of Sellers, there does not exist any breach or default on the part of any of the Target Companies or the Subsidiaries or the other party thereto under any of the contracts listed on Schedule 11.14a and 11.14b or any contracts of the U.S. Group which are of a type that would be required to be filed as an exhibit pursuant to Item 601 of Regulation S-K, except such breaches or defaults which would not, individually or in the aggregate, have a Material Adverse Effect in excess of DM 4 million.

(15) All financial and other obligations which might result from the judgement of the Supreme Court in Manila dated December 12, 1997 or related judgements pertaining to the lay-off of workers and employees by TEMIC Telefunken microelectronic (Philippines) Inc. are exclusively obligations of TEMIC Telefunken microelectronic (Philippines) Inc. and shall have no financial impact on TEMIC Semiconductors (Phils.) Inc..

(16) Except as set forth on SCHEDULE 11.16 and except for each event of non-compliance or violation which would not have a Material Adverse Effect in excess of DM 2 million, (i) to the knowledge of the Sellers during the three year period immediately preceding the date of this Agreement, the Target Companies and the Subsidiaries have conducted their respective businesses in material compliance with all material applicable laws, and (ii) none of the Sellers or the Target Companies or the Subsidiaries has received any written notice of violation of any applicable regulation, ordinance or other law which is applicable and material to the Business. Only as a clarification of the general rule contained in subcl. (29), it is hereby stated that this subcl. (16) shall not apply to subject matters of an area which can be the subject of a representation and warranty where this Agreement contains a specific warranty, in other words, this subcl. (16) shall not apply, e.g., to any environmental matter, whether or not covered by subcl. (7), because environmental warranty matters are conclusively dealt with in that subcl.
       (7).

(17) The Target Companies and each of the Subsidiaries has complied in all material respects with all specifications and other requirements of the U.S. Government (including, but not limited to, the Department of Defense and NASA) (the "U.S. Government"), made applicable by the U.S. Government to the design and manufacturing of the products manufactured by the Target Companies and each of the Subsidiaries and directly, or with the knowledge of such Target Companies or Subsidiaries, sold to the U.S. Government, except for all such instances or events of non-compliance which would not, in the aggregate, have a Material Adverse Effect in excess of DM 2 million. In addition, each of the Target Companies and the Subsidiaries has complied in all material respects with all (i) government or military specifications or requirements and Qualified Product Lists of the U.S. Government published from time to time by the Defense Supply Center which are applicable to products manufactured by the Business (the "Qualified Product Lists") and (ii) established reliability, testing, quality assurance or other similar procedures and/or regulations (including, but not limited to, procurement regulations relating to the failure to comply with such procedures and/or regulations) of the U.S. Government incorporating such standards applicable to any products manufactured by the Business prior to the Closing, except for all such instances or events of non-compliance and all failures to establish such standards which would not, in the aggregate, have a Material Adverse Effect in excess of DM 2 million.

(18) The Final Balance Sheet shall contain provisions in respect of the disputes/litigation matters with IBM, SGS-Thompson and Maxim in an aggregate amount equal to the sum of DM 1.8 million and FF 28 million.

(19) SCHEDULE 11.19 contains a list of all contracts between the German Target Company or any of its Subsidiaries, on the one hand, and the Sellers or any company in which Daimler Benz AG holds a majority interest (in terms of capital and votes), on the other hand, which (i) have a term that will continue past the Transfer Date, and (ii) have resulted in annual payment obligations of the German Target Company or any of its Subsidiaries in excess of DM 1 million.

(20)   Intentionally left blank.

(21) SCHEDULE 11.21 contains a true and complete list of the 10 major customers and suppliers of the Business. Neither the Sellers nor the Target Companies have any reason to believe that any of the three largest customers listed on Schedule 11.21 will not, in all material respects, continue its customer relationship with the Business after the Effective Time.

(22)   SCHEDULE 11.22 contains a true and complete list of the current directors
       and  officers  (or  the  persons  holding  equivalent  positions,   where
       applicable) of each Target Company and each Subsidiary.

(23) SCHEDULE 11.23 contains a true and complete list of all major bank accounts of each of the Target Companies.

(24) Sellers have previously made available to Purchasers true and complete copies of the standard warranty provided by the Target Companies and the Subsidiaries on sales orders and other related documents which are delivered in connection with product sales. Except as set forth on
       SCHEDULE 11.24, the Target Companies and the Subsidiaries' customary practice is to include only such standard warranty.

(25) The business of Siliconix Inc. has been conducted in material compliance with Section 30A of the Securities and Exchange Act of 1934, as amended, to the extent it is applicable hereto.

(26) Subject to Section 6b and subject to completion of the drop down transactions described in Sections 1 (1) and 6a, the assets, liabilities and operations of the Target Companies and the Subsidiaries are substantially the same as the assets, liabilities and operations of the "TEMIC Semiconductor" business as it was previously conducted and offered to the Purchasers and which formed the basis of the Pro Forma Balance Sheet and the other Pro-Forma Financial Statements.

(27) Sellers have no reason to believe that the relationship with Tomen will materially negatively change as a result of the consummation of the transactions contemplated hereby.

(28) Except for the warranties set forth or referred to in this Section 11, or expressly set forth elsewhere in this Agreement, the Sellers expressly give no other warranties, whether express or implied; any such other warranties are expressly excluded.

(29) The parties hereto are in agreement that if two or more of the representations and warranties contained in this Agreement relate, directly or indirectly, to the same subject matter, the more specific representation and warranty shall be deemed to be the only representation and warranty with respect to such subject matter and the Purchasers shall not have any indemnification claim against either of the Sellers as a result of an inaccuracy of the more general representation and warranty.

(30) It is not considered a misrepresentation or a breach of warranty if an item of information is not set forth on the corresponding Schedule but contained in another Schedule or elsewhere in this Agreement. All Schedules to this Agreement setting forth exceptions to the representations and warranties contained in this Agreement shall be deemed to include information reflected in, and documents available as part of, the most recent Form 10-K and the most recent proxy statement filed by Siliconix Inc. with the SEC (as defined below), any statements, reports, forms or other documents subsequently filed by Siliconix Inc. with the SEC, or documents available from a public register in Germany.

(31) Circumstances and events which constitute a breach of a representation and warranty and which are of a type that is required to be set forth on the Final Balance Sheet in accordance with applicable accounting principles, shall be set forth on the Final Balance Sheet (and thus have an impact on the Final Purchase Price) and to that extent not give rise to an additional claim under Section 14 (1) to the extent accrued for or otherwise included in the Final Balance Sheet.

                                       12.
                           WARRANTIES OF THE PURCHASER

The Purchasers and the Guarantor hereby jointly and severally represent and warrant to the Sellers as follows:

(1) Each of the Purchasers and the Guarantor is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so existing and in good standing or to have such power or authority would not individually or in the aggregate have a material adverse effect on the business, financial condition or results of operations of the Purchasers or the Guarantor, taken as a whole.

(2) Each of the Purchasers and the Guarantor has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of the Purchasers and the Guarantor and the consummation by each Purchaser and the Guarantor of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of each Purchaser and the Guarantor. This Agreement has been duly and validly executed and delivered by each Purchaser and the Guarantor and, assuming the due authorization, execution and delivery by the Sellers, constitutes a valid and binding agreement of each Purchaser and the Guarantor, enforceable against each Purchaser and the Guarantor in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally.

(3) Except as set forth on SCHEDULE 12.3 and except for applicable requirements of the HSR Act, the Exon-Florio Amendment, the German GWB, EU Regulation 4064/89, the Swedish Competition Law, as well as any other applicable antitrust provisions of other laws, and ss. 3 of the German Currency Act (Wahrungsgesetz), each as amended, to the knowledge of the Purchasers and the Guarantor, no filing with and no permit, authorization, consent or approval of, any public body or authority is necessary for the consummation by the Purchasers and the Guarantor of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by the Purchasers and the Guarantor nor the consummation by the Purchasers and the Guarantor of the transactions contemplated hereby nor compliance by the Purchasers and the Guarantor with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws (or other similar charter documents) of either Purchaser or the Guarantor,
       (ii) result in a violation or
       breach of, or constitute (with or without due notice or lapse of time or both) a default, or give rise to any right of termination, cancellation or acceleration, under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, licence, contract, agreement or other instrument or obligation to which either Purchaser, or the Guarantor or any of their respective subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (iii) assuming that the filings referred to in the first sentence of this subcl. (3) are duly and timely made, to the knowledge of the Purchasers and the Guarantor, violate any order, writ, injunction, decree, statute, treaty, rule or regulation applicable to either Purchaser or the Guarantor, any of their respective subsidiaries or any of their properties or assets; except, in the case of clauses (ii) and (iii) of this sentence, for violations, breaches or defaults which will not prevent, impair or materially delay the transactions contemplated hereby.

(4) The Purchasers have, or have received a "highly confident letter" from a financially responsible financial institution to obtain, all funds necessary to consummate the transactions contemplated by this Agreement, and to pay all related fees and expenses (the financing necessary to obtain such funds being hereinafter referred to as the "FINANCING"). The Purchasers have provided the Sellers with true and complete copies of such "highly confident letter". It is the good faith and belief of the Purchasers, as of the date hereof, that the Financing will be obtained, and the Purchasers shall use their commercial best efforts to obtain the Financing, including using their commercial best efforts to fulfil, or cause the fulfilment of, any of the conditions thereto.

(5) Except for the warranties set forth or referred to in this Section 12, or expressly set forth elsewhere in this Agreement, the Purchasers expressly give no other warranties, whether express or implied; any such other warranties are expressly excluded.


                                       13.
                    CONDUCT OF BUSINESS UNTIL EFFECTIVE TIME

(1) Except as contemplated by or mentioned or referred to in this Agreement or its Schedules, during the period from the date of this Agreement to the Effective Time, the Sellers will, to the extent permitted under applicable laws, use their commercial best efforts to cause the Target Companies and the Subsidiaries to conduct the Business according to their ordinary and usual course of business in accordance with past practice and to use commercially reasonable efforts to preserve substantially intact their business organizations, to keep available the services of their officers, employees and landlords and to maintain their current relationships with suppliers, contractors, customers and others having significant business relationships with them as well as with officials and employees of government agencies and other entities which regulate or affect the Business. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the Effective Time, without the prior consent of the Purchasers, to be given in writing to the extent practicable, (which consent will not be unreasonably withheld), the Sellers will, to the extent permitted under applicable laws, use their best endeavours not to permit either Target Company or any of the Subsidiaries to

       a) amend its certificate of incorporation or bylaws (or other similar charter documents) or partnership agreement, as the case may be;

       b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any capital stock of any class or any other securities of, or other ownership interests in, any of the Target Companies or any of the Subsidiaries or amend any of the terms of any such securities or agreements outstanding on the date hereof;

       c) purchase or otherwise acquire, or propose to purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other ownership interests;

       d) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or other ownership interests, or redeem or otherwise acquire any of its securities or other ownership interests;

       e) (i) except in the ordinary course of business consistent with prior practice under existing lines of credit or reimbursement agreements, incur or assume any long-term or short-term debt owing to any unaffiliated third party; (ii) assume, guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) for the obligation of any other person except in the ordinary course of business; or (iii) make any loans, advances or capital contributions to, or investments in, any person that is not a Subsidiary, except for the investment of cash in temporary investments in the ordinary course of business consistent with prior practice;

       f) except in the ordinary course of business consistent with prior practice and except as otherwise required by applicable law enter into, adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, pension retirement, deferred compensation, employment or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee, or (except, in the case of non-executive employees, for normal increases in the ordinary course of business that are consistent with past practice and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Target Companies or Subsidiaries) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

       g) authorize, recommend, propose or announce an intention to enter into any agreement (including any agreement in principle) with respect to any merger, consolidation or business combination, any acquisition of a material amount of assets or securities of any other entity, or any disposition of a material amount of its own assets or securities or any material change in its capitalization, except for acquisitions of assets or businesses made in accordance with the capital budgets in effect on the date of this Agreement;

       h) except as permitted by clause (i) below, acquire, sell, lease, encumber, transfer or dispose of any assets outside the ordinary course of business or any assets which are material to any of the Target Companies or any of the Subsidiaries or enter into any material commitment or transaction outside the ordinary course of business consistent with prior practice;

       i) authorize or make any individual capital expenditure in excess of DM 4 million except for obligations incurred prior to the date hereof or pursuant to the capital budgets in effect on the date of this Agreement;

       j) make any tax elections or settle or compromise any income tax liability or, except as required by law or applicable accounting standards, change any accounting policies or procedures;

       k) other than in the ordinary course of business consistent with prior practice, waive any rights of substantial value or make any payment, direct or indirect, of any material liability of any of the Target Companies before the same comes due in accordance with its terms; or

       l) fail to maintain their existing insurance coverage of all types in effect or, in the event any such coverage shall be terminated or lapse, to the extent available at reasonable cost, procure substantially similar substitute insurance policies which in all material respects are in at least such amounts and against such risks as are currently covered by such policies.

       (m) enter into any new contract or arrangement other than in the ordinary course of business consistent with prior practice.

(2) During the period from the date of this Agreement to the Effective Time, the Sellers will cause the Target Companies to notify the Purchaser of any significant change in the normal course of business or operations of any of the Target Companies or any of the Subsidiaries and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or threat or settlement of significant litigation, in each case involving any of the Target Companies or any of the Subsidiaries, and to keep the Purchaser fully informed of such events.

                                       14.
                                 INDEMNIFICATION

(1) If and to the extent that one or several of the representations or warranties given by the Sellers in this Agreement to the Purchasers should be inaccurate, the Purchasers are entitled to claim restitution of the warranted situation or, if and to the extent that this is not possible or if and to the extent restitution is refused by Sellers, a reduction of the Final Purchase Price. The claim for such a reduction exists in the amount that is necessary to establish the situation as it has been represented and warranted, or, if that is not possible, in the amount which is inevitably necessary to make up for the foreseeable direct damage directly attributable to the breach of warranty. In determining the amount of damages, no missed profit (entgangener Gewinn) or other consequential damage (mittelbarer oder Folgeschaden) shall be included. If damage occurs in a Subsidiary which is not a wholly owned subsidiary of the Sellers, the claim for the reduction of purchase price shall be limited to the percentage of the Sellers' shareholding in such company.

(2) Except as otherwise provided in this Agreement, the right of the Purchasers to assert a claim against the Sellers under subcl. (1) above or under any other provision or in connection with this Agreement shall expire on March 31, 1999 (statute of limitation, Verjahrungsfrist). Required and sufficient for complying with this period is the assertion of a claim against each of the Sellers in writing setting forth conclusively in reasonable detail the facts that support the claim and specifying in detail the amount thereof. The assertion of a claim in this manner constitutes an interruption (Unterbrechung) of the running of the above term, for a period of six months, solely in respect of the claim asserted and the factual basis therefor.

(3) During the period under subcl. (2) above the Purchasers agree to give Sellers prompt notice, in form and substance as provided in subcl. (2) above, of any event, or any written claim by a third party of which either Purchaser, a Target

       Company or a Subsidiary obtains knowledge, which could give rise to any damage, liability, loss, cost or expense as to which it may request a purchase price reduction under subcl. (1) of this Section in order to provide Sellers with the opportunity to bring about the warranted situation or to mitigate the damages, but the failure to give such prompt notice shall not affect Purchasers' rights hereunder, except to the extent the Sellers were materially and adversely prejudiced thereby.

(4)    Notwithstanding subcl. (2) above

       a) the statute of limitations for asserting any deficiencies in legal title to the shares sold and transferred pursuant to this Agreement shall be five years from December 31, 1997;

       b)     the statute of limitations  for asserting a claim under Section 11
              (17) hereof shall be the lesser of (i) 75 months from December 31, 1997, and (ii) the expiration of the applicable statute of limitations for claims by the U.S. Government which results in a liability under Section 11 (17);

       c)     the statute of  limitations  for  asserting a claim under  Section
              11.11 c) hereof, to the extent such claim arises with respect to ERISA Affiliates, shall be the lesser of (i) 60 months from December 31, 1997 and (ii) the expiration of the applicable statute of limitations for claims under ERISA pursuant to Section 413 of ERISA;

       d) except to the extent provided for in subcl. c) above, the statute of limitations for asserting a claim under Section 11.11 hereof shall be 30 months from December 31, 1997;

       e) the statute of limitations for asserting a claim under Section 10 hereof shall (i) in respect of Siliconix Inc. and its Subsidiaries be three months after the applicable statue of limitations under applicable law has run, and shall (ii) in respect of TS GmbH and its Subsidiaries be three months after the date of the finality of the tax assessment after the respective tax audit.

(5) The principles of offsetting benefits from damaging events (e.g. insurance payments, offsets of reserves and valuation adjustments established in the Final Balance Sheet, tax effects etc.) against the damage (Vorteilsausgleichung) shall be applied. This shall include, but not be limited to the following:

       a) Provisions and reserves contained in the Final Balance Sheet shall be applied.

       b) If after the Effective Time any of the Target Companies or any of the Subsidiaries should reduce the scope of its insurance vis-a-vis the current status, it shall be assumed, for purposes of applying the rules on offsetting losses against benefits from the damaging events (Vorteilsausgleichung), that no such reduction of the scope of insurance has occurred. This assumption shall not apply to any reduction in the scope of insurance of any of the Target Companies or the Subsidiaries (i) if such reduction is the result of an extraordinary industry-wide increase of the premiums charged for maintaining the relevant insurance coverage at current levels and if, as a result of such increase, a substantial number of businesses competing with the Business have similarly reduced the scope of their respective insurance, or (ii) if a type of insurance previously carried by a Target Company or a Subsidiary is no longer available throughout the insurance industry.

(6) A claim under subcl. (1) can be raised only if and to the extent the amount of a justified individual claim exceeds the minimum amount of DM 250,000 and if and to the extent the total amount of all individual claims raised (if and to the extent they each exceed DM 250,000) exceeds DM 7 million in the aggregate.

(7)    The  Sellers   shall  be  liable  for  breaches  of  contract   (default,
       impossibility, other breach of contract (vertragliche Leistungsstorungen, Verzug, Unmoglichkeit,

       positive Vertragsverletzung) as well as under any and all other statutory and contractual liability provisions (e.g. culpa in contrahendo, torts) (aus allen anderen gesetzlichen oder vertraglichen Haftungstatbestanden, z.B. culpa in contrahendo, unerlaubte Handlung) only if such breach was caused by the Sellers, or either one of them, intentionally or with gross negligence. If and to the extent permitted by applicable law, the Sellers' liability is limited to reimbursement of the foreseeable direct damage caused directly by the intentional or gross negligent act or omission of the Sellers.

(8) Rescission because of error (Irrtumsanfechtung) and termination pursuant to ss. 463 German Civil Code ("BGB") (Wandelung) are excluded. Not excluded are only the statutory termination rights (gesetzliche Rucktrittsrechte) pursuant to ss.ss. 323 et seq. BGB. Sellers on the one side and Purchasers on the other side may only jointly exercise their respective termination right.

(9) All other claims of the Purchasers against the Sellers under or in connection with this Agreement are excluded, to the extent permitted under applicable law, except as expressly provided in this Section 14.

(10) Except for any liability of Sellers pursuant to subcl. (14) below, and any liability arising from a deficiency in legal title of the German Common Stock or the U.S. Shares, and except for any compensation payable by the Sellers pursuant to Section 6 (5), the Sellers' total liability to pay damages under and in connection with this Agreement and its consummation is limited to a maximum amount equal to 10 % of the Preliminary Purchase Price.

(11)   Claims  relating  to  or  resulting  from  warranties   which  are  given
       herein,,to  the knowledge of ...." or "have no knowledge  ...." or are in some other way linked to "knowledge", can be asserted only if such warranties in a provable way were given despite the actual, not deemed or constructive, knowledge (tatsachliches, nicht zugerechnetes oder fiktives Wissen) of the director(s) (Geschaftsfuhrer) of the warranting company, of the inaccuracy of the warranty so given. The phrase "to the knowledge of .....,  there is no ......" or phrases of similar  construction are to be interpreted to mean that the party making the statement is not aware of any facts which would make the statement inaccurate. Knowledge of Messrs. Hans-Peter Eberhardt, Dr. Frank Heinricht, Dr. Gerhard Bolenz, Richard Kulle, Michel Thouvenin, if any, shall be deemed to be knowledge of the Sellers. The warranties which are given "to the knowledge" or "have knowledge" or are in some other way linked to "knowledge" or "no knowledge" are given by the person or persons after such person or persons having conducted reasonable inquiries expected from a diligent businessman (ordentlicher Geschaftsmann).

(12) If between the date of this Agreement and the Closing representations and warranties given herein should turn out to be inaccurate to such an extent and with such a significance that the circumstances resulting therefrom make it absolutely unacceptable to the Purchasers to merely have claims for breach of warranty or to expect that the Sellers will be able to redress such claims, or if within this period an extraordinary aggravating event of corresponding significance with consequences which would be absolutely unacceptable should occur, the parties to this Agreement shall negotiate with each other with the goal of reaching an understanding and agreement on the changed circumstances (Sprechklausel). It is hereby clarified that this subcl. (12) shall apply in circumstances which are such that the concept of "Wegfall der Geschaftsgrundlage" (subsequent disappearance of fundamental basis) would apply.

(13) The Sellers shall not be liable for an unintentional inaccuracy of a representation or warranty to the extent that the inaccuracy has been disclosed to the Purchaser by way of the information contained in this Agreement, its Schedules, any of the documents described or referred to in Section 11 (30) or any documents delivered to Purchasers prior to the execution of and as confirmed in this Agreement (for example, the documents referred to in Section 11 (11) hereof).

(14) If and to the extent either Target Company or any of the Subsidiaries suffers any liability or incurs any costs or expenses relating to environmental matters, whether covered by Section 11 (7) or any other warranty of Sellers set forth in this Agreement, the only remedy of the Purchasers, in lieu of the first sentence of Section 14 (1), shall be a compensation claim under the terms and subject to the conditions set forth in paragraphs a) through d) of this subcl. (14):

       a) If and to the extent that a Target Company or a Subsidiary after the Transfer Date, is ordered with final and binding effect by an order, judgement or similar decree issued by a competent governmental agency or court of law to eliminate Inherited Environmental Liability (as defined hereinafter), and if the relevant Target Company or Subsidiary or any of the Purchasers or a company affiliated with a Purchaser has not taken the initiative or otherwise promoted the issue of the order, judgement or similar decree (compliance with duties to report, the failure of which is subject to fines or penalties, shall not constitute an initiation or promotion in the foregoing meaning) the Sellers shall indemnify (in this context: freihalten) the relevant Target Company or Subsidiary. The duty to indemnify shall exist only with respect to costs of the measures necessary for the relevant Target Company or Subsidiary to comply with the order, judgement or similar decree (including any necessary investigation costs, attorneys' fees and court costs arising in connection with the defense, if any).

       (b) The obligation of Sellers pursuant to subcl. a) above shall exist only with respect to costs for which subcl. a) above provides for indemnification and only if and to the extent such costs, after application of the principles set forth in subcl. (5) above, exceed DM 3 million and shall be limited to 70 % of the exceeding amount of such costs and shall not exceed DM 63 million in the aggregate.

       c) Notwithstanding subcl. (2) above, the statute of limitations for asserting a claim for indemnification under this subcl. (14) shall be 63 monthsfrom the Effective Time.

       d) "Inherited Environmental Liability" means any Environmental Claim resulting from accumulations of Hazardous Materials existing on the day of

              Closing in the ground, in buildings, in other components of real property or in ground water which under relevant provisions of Environmental Law are not allowed to be present and the elimination of which can legally be demanded by a governmental agency or a third party.

(15) It is hereby clarified that the costs of the closing down (except possible environmental costs) of the 4-inch-fab in Santa Clara and the relocation thereof to Southeast Asia shall not fall under any warranty or indemnification provision in this Agreement.

(16) In Section 7 (3) it has been agreed that the Final Purchase Price shall in no event be more than 115 % of the Preliminary Purchase Price. The Purchasers hereby agree that if the Final Purchase Price would be higher without such limit, any payment obligations of the Sellers vis-a-vis the Purchasers in connection with this Agreement up to such excess amount shall be set off against such excess amount.


                                       15.
                       COOPERATION, ACCESS TO INFORMATION

(1) Prior to the Effective Time and to the extent permitted by applicable law, the Sellers will cause the Target Companies to afford to the Purchaser and its authorized representatives reasonable access during normal business hours to all office, production, engineering and service facilities and other business properties and to all books and records of the Target Companies and the Subsidiaries, will permit the Purchaser to make such inspections thereof, during normal business hours, as the Purchaser may reasonably request and will cause the officers of the Target Companies and the Subsidiaries to furnish the Purchaser with such financial and operating and military testing data and other information with respect to the Business, assets, properties and personnel of the Target Companies and the Subsidiaries as the Purchaser may from time to time reasonably request; provided, however, that any such investigation shall be conducted in such a manner as not to interfere unreasonably with the operation of the business of the Target Companies and the Subsidiaries.

       Prior to the Effective Time, the Sellers will, to the extent permitted by applicable law, cause the Target Companies to afford the Purchasers and their authorized representatives access to major distributors, customers and vendors of the Target Companies deemed necessary by the Purchasers and the Sellers to facilitate the transfer of the Business, provided that the Purchasers or their authorized representatives shall have such access only if accompanied by an authorized representative of Sellers.

(2)    The  Purchaser  shall  hold,  and shall  cause its  officers,  directors,
       employees,   representatives,    advisors   and   agents   ("PURCHASER'S
       REPRESENTATIVES") to hold in strict confidence in accordance with the terms of the Confidentiality Agreement dated September 10, 1997, between Goldman, Sachs & Co. oHG ("GOLDMAN SACHS") for itself and on behalf of Daimler-Benz Aktiengesellschaft ("DAIMLER BENZ") (the "CONFIDENTIALITY AGREEMENT") a copy of which is attached hereto as EXHIBIT 15.2, all documents and information furnished to the Purchaser by Goldman Sachs, the Sellers, any of the Target Companies or any of the Subsidiaries or their respective representatives, consultants or advisors in connection with the transactions contemplated by this Agreement.

(3) In the event of the termination of this Agreement, the Purchaser shall, and shall cause each of the Purchaser's Representatives to, return promptly or destroy every document furnished to them by Goldman Sachs, the Sellers, the Target Companies or Subsidiaries in connection with the transactions contemplated hereby and any copies thereof, which may have been made, other than documents filed with the SEC or other government agencies which are otherwise publicly available.

(4) Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its commercial best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and effect the transactions contemplated by this Agreement, including, without limitation, obtaining all required consents and approvals, making all required filings and applications and complying with or responding to any requests by governmental agencies. For purposes of the foregoing sentence, the obligation of the Sellers and the Purchaser to use "best efforts" to obtain waivers, consents and approvals to loan agreements, leases and other contracts shall not include any obligation to agree to an adverse modification of the terms of such documents or to prepay or to incur additional obligations to such other parties.

(5) From time to time the Sellers will, or will cause the Target Companies and the Subsidiaries to, execute and deliver such documents to the Purchaser as the Purchaser may reasonably request in order more effectively to consummate the transactions contemplated hereby, to the extent permitted under applicable laws. From time to time the Purchaser will, at its own expense, execute and deliver such documents as the Sellers, the Target Companies or the Subsidiaries may reasonably request in order more effectively to consummate the transactions contemplated hereby. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, each party to this Agreement will take or cause its appropriate officers and directors to take all such necessary or desirable actions.

(6) The Purchaser and the Sellers will consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated by this Agreement, and neither the Sellers nor the Purchaser shall issue any such press release or make any such public statement prior to such consultation, except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange or the National Association of Securities Dealers, Inc. in the U.S. or any rules or regulations of a securities exchange in any other country upon which the securities of such issuer are traded.


                                       16.
                     FILINGS, COMPLIANCE WITH ANTITRUST LAWS

(1) The Purchasers and the Sellers shall use their best efforts to file, or cause their respective "ultimate parent entity" to file, as soon as practicable, with the FTC and the Department of Justice pursuant to the HSR Act and with the German Federal Cartel Office pursuant to the German GWB and any other antitrust or cartel authority having jurisdiction over the transactions contemplated hereby all requisite documents and notifications in connection with the transactions contemplated by this Agreement and to respond as promptly as practicable to all inquiries or requests for additional information or documentation received from the FTC, the Department of Justice, the German Federal Cartel Office or any other governmental authority in connection with antitrust matters. The Purchaser and the Sellers will coordinate and cooperate with one another in exchanging such information and reasonable assistance as another may request in connection with all of the foregoing.

(2) In order to consummate the transactions contemplated by this Agreement, the Purchaser shall promptly take all steps (including executing agreements and submitting to judicial or administrative orders) to secure all domestic and foreign government antitrust and cartel clearances (including using its best efforts to avoid or set aside any preliminary or permanent injunction or other order of any federal or state court of competent jurisdiction or other governmental authority, including, without limitation, and to the fullest extent necessary to secure such government antitrust and cartel clearances, agreeing to divest of such of the Target Companies' and the Subsidiaries' assets and businesses (or, in lieu thereof, approximately equivalent assets and businesses of the Purchaser) as are necessary to permit the Purchaser otherwise fully to consummate the transactions contemplated by this Agreement, including holding separate such assets and businesses pending any such divestiture, or accepting other conditions, restrictions, limitations or agreements affecting the Purchaser's exercise of full rights of ownership of the shares or the assets and business of the Target Companies and the Subsidiaries.

(3) The Sellers shall have the continuing obligation promptly to supplement or amend the Schedules delivered by the Sellers pursuant to this Agreement, and the Purchaser shall have the continuing obligation promptly to supplement or amend the Schedules delivered by the Purchaser pursuant to this Agreement, with respect to any matter hereafter arising or discovered, which, if existing or known at the date hereof, would have been required to be set forth or described in such Schedules.


                                       17.
                PERFORMANCE GUARANTEES, REPAYMENT OF IC ACCOUNTS

(1)    In  order  to  support  the  business  of the  Target  Companies  and the
       Subsidiaries,  Daimler  Benz  and/or  companies  affiliated  with it (the
       "DAIMLER   BENZ   COMPANIES")   have  issued   performance   guarantees,
       performance bonds, comfort letters, letters of credit and similar instruments (collectively the "PERFORMANCE GUARANTEES"), or have entered into agreements or arrangements with financial institutions to provide
       loans,   other  finance  or  Performance   Guarantees  (the   "GUARANTEE
       ARRANGEMENTS") to the Target Companies and the Subsidiaries or for the benefit of their customers or creditors. The presently outstanding Performance Guarantees and Guarantee Arrangements (including current amounts) are set forth on Schedule 17.1.

(2) Subject to subcl. (5) below, on or before the date of Closing, the Purchaser shall enter into one or more assignment and assumption agreements in form and substance satisfactory to the Daimler Benz Companies, the Sellers and their counsel, with the Daimler Benz Companies and the issuer of such Performance Guarantees or Guarantee Arrangements and the beneficiaries thereof pursuant to which the Purchaser shall assume all liabilities and obligations of the Daimler-Benz Companies in respect of all Performance Guarantees and Guarantee Arrangements outstanding at the Effective Time (collectively the "ASSIGNMENT AND ASSUMPTION AGREEMENTS"). Subject to subcl. (5) below, the Purchasers undertake with the Sellers to deliver such bank guarantees or other agreements or instruments from reputable financial institutions, or such other collateral, and to do such things and deliver such additional documents as the issuers and the beneficiaries of the Performance Guarantees or the parties to the Guarantee Arrangements in their sole discretion may reasonably require in order to release and discharge the Daimler Benz Companies from all liabilities and obligations arising out of or relating to the Performance Guarantees or the Guarantee Arrangements for the time from the Transfer Date on.

(3) If and to the extent that the consent of the issuer or issuers and of the beneficiary or beneficiaries of any such Performance Guarantees or Guarantee Arrangements with the release of the Daimler Benz Companies from any liabilities or obligations arising out of or relating to the Performance Guarantees or Guarantee Arrangements will not have been obtained on or before the Effective Time,

       a) the Assignment and Assumption Agreements shall be entered into promptly after the Effective Time;

       b)     the Purchaser shall,

              (i) with effect from, on and after the Transfer Date indemnify the Daimler Benz Companies and the Sellers against and hold themfree and harmless (aa) from any liabilities and obligations and claims raised against them arising out of or relating to the Performance Guarantees and the Guarantee Arrangements, including, but not limited to, reasonable costs of counsel and other advisors and representatives and costs and expenses of litigation, and (bb) from all losses and damages, costs and expenses (incl. reasonable attorney's fees and expenses) suffered by the Daimler Benz Companies and the Sellers resulting from the fact that they were not released and discharged from liabilities and obligations arising out of or relating to the Performance Guarantees and the Guarantee Arrangements as contemplated by Section 17 (2) above,

              (ii) upon first written demand by the Daimler Benz Companies or one of the Sellers reimburse the Daimler Benz Companies for any payments which it had to make or advance on account of any liabilities or obligations arising out of or relating to the Performance Guarantees or the Guarantee Arrangements;

       c) the Purchaser shall, at Closing, for purposes of securing any and all possible claims which the Daimler Benz Companies may then or thereafter have against the Purchaser pursuant to subcl. b) above, deliver to Sellers, on behalf of the Daimler Benz Companies, such bank guarantees or other agreements or instruments from reputable financial institutions, or such other collateral, as the Sellers, in connection with the Daimler Benz Companies, in their sole reasonable discretion may require.

(4) As of the Transfer Date, the cash concentration procedures presently in operation with respect to certain of the Target Companies and the Subsidiaries will be discontinued and all financial indebtedness of the Target Companies and the Subsidiaries with Daimler Benz existing on the Transfer Date shall be settled.

       a)     Daimler  Benz  will  declare  due for  repayment  on the  Transfer
              Datethe loan granted by it to TS GmbH (approximately DM 100 million), and any other loans which may have been extended by Daimler Benz to either of the Target Companies or the Subsidiaries, and include the amount or amounts thereof, including accrued interest thereon, in TS GmbH's DM IC account with Daimler Benz. If such loan is denominated in a currency other than deutsche marks, the conversion set forth in subcl. b) below shall be employed, provided that a loan extended by Daimler Benz Capital Inc. ("DBCI") in USD to Siliconix Inc. or any of the Subsidiaries shall not be converted but entered directly into Siliconix Inc.'s USD IC account maintained with DBCI.

              The foreign exchange hedging transactions concluded by TEMIC Semiconductors Itzehoe GmbH with Daimler Benz AG and specified on
              SCHEDULE 17.4A shall be closed out and settled in cash, irrespective of their original maturity dates. The close out shall commence one business day prior to the day of the Effective Time. The settlement date shall be the Transfer Date. On the close-out date, each existing forward contract shall be valued at the respective market price. The current market price shall be computed from the official Frankfurt fixing rate (Mittelkurs an der Frankfurter Borse) on the close-out date for the respective currency, adjusted for the forward premium/discount applicable to the respective maturity date of the forward contracts. The differential amounts calculated from the comparison between the respective market value and the value of the hedging transaction originally concluded shall be discounted to the settlement date. The discounted differentials shall be aggregated to the total offsetting amount and shall be debited/credited to the DM IC account of TS GmbH prior to the final settlement of this account.

       b) Daimler Benz will, on the Transfer Date, close all foreign currency IC accounts of TS GmbH and of those of the Subsidiaries for which it maintains such IC accounts in Germany. The foreign currency amounts will be converted to deutsche marks at the official quoted exchange rate (amtlicher Mittelkurs) in Frankfurt am Main on the date of the Effective Time. The amounts converted into German currency will be entered into the DM IC accounts of TS GmbH and of the Subsidiaries concerned.

       c) Three banking days prior to Closing, the Sellers or Daimler Benz AG shall notify the Purchasers of

              - the likely balance in the DM IC accounts of TS GmbH and the Subsidiaries concerned kept with Daimler Benz AG as of the Transfer Date, and

              - the likely balance in the USD IC account of Siliconix Inc. kept with DBCI, as of the Transfer Date.

       d) The Sellers undertake with the Purchasers that Daimler Benz AG and DBCI, respectively, shall, within two Business Days after the Closing account for, as of the Transfer Date,

              - the aggregate amount of the actual balances in the DM IC accounts, and

              -      the amount of the actual balance in the USD IC account.

       e) The Sellers undertake with the Purchasers that Daimler Benz AG shall, within two Business Days after the Closing, use the USD payment received by it pursuant to Section 9 (7)

              -      to settle the actual balance in the USD IC account, and

              - to settle the actual aggregate balance in the DM IC accounts, applying for conversion the official quoted exchange rate (amtlicher Mittelkurs) in Frankfurt on the day of Closing.

              The interest rate on the amounts to be so settled, applying from the day of Closing to the day of settlement, shall be the same as the one which applies to the payment received by Daimler Benz AG pursuant to Section 9 (7).

       f) Any difference between the amount received by Daimler Benz AG pursuant to Section 9 (7) and the amounts required for the settlements pursuant to subcl. e) shall be settled between Daimler Benz AG and the Purchasers by repayment or additional payment, as the case may be, together with interest thereon at FIONA from the date of Closing.

(5) Daimler Benz AG may notify the Sellers, preferably no later than 10 days prior to the day of Closing, of bank loans and similar financial indebtedness of a type which is capable of being repaid ("EXTERNAL BANK DEBT") of the Target Companies and the Subsidiaries which is secured by Guarantee Arrangements. One week prior to the day of Closing the Purchasers shall deliver to Daimler Benz AG all such documents which may be reasonably required to replace from the Closing on such Guarantee
       Arrangements, in form and substance acceptable to the financial institutions which have extended the External Bank Debt, for the purpose of continuing the External Bank Debt without any further obligation of Daimler Benz AG. In case such documents will not be delivered, Daimler Benz AG shall be entitled to replace the External Bank Debt by IC loans to be entered in the DM IC accounts or the USD IC account, respectively, which will be settled pursuant to subcl. (4) above.


                                       18.
                                 SILICONIX INC.

(1) Siliconix Inc. has filed all required statements, forms, reports and other documents with the Securities and Exchange Commission (the "SEC") since January 1, 1995 (collectively, the "SEC Reports") all of which (as they may have been amended prior to the date hereof) as of their respective filing dates complied in all material respects with all applicable requirements of the Securities Act of 1993, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. No SEC Report contained, as of its filing date, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading. Each of the balance sheets (including the related notes) included in the SEC Reports fairly represents the consolidated financial position of Siliconix Inc. and its Subsidiaries as of the respective dates thereof, and the other related financial statements (including the related notes) included therein fairly represent the results of operation and cash flows for the respective fiscal periods then ended, except, in the case of interim financial statements, for normal year-end audit adjustments. Each of the financial statements (including the related notes) included in the SEC Reports has been prepared in accordance with U.S. generally accepted accounting principles consistently applied during the period involved, except as otherwise noted therein, and, in the case of interim financial statements, subject to normal year-end adjustments and the absence of notes.

(2) For a period of two (2) years after the Effective Time, neither the Purchasers nor any affiliate of the Purchasers shall acquire, or offer to acquire, beneficial ownership of any shares of Siliconix Common Stock other than the U.S. Shares, except (i) pursuant to a tender offer made in conformity with the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Regulation 14D, in which the price per share paid is not less than an amount per share in cash equal to the purchase price per share paid by the Purchasers for the U.S. Shares pursuant to this Agreement and as a result of which the Purchaser becomes the beneficial owner of not less than 95 % of all outstanding shares of Siliconix Common Stock, or (ii) pursuant to a merger transaction approved by the Board in which the price per share paid is not less thanan amount per share in cash equal to the purchase price per share paid by the Purchasers for the U.S. Shares pursuant to this Agreement.


                                       19.
                                 OTHER COVENANTS

(1) The Purchaser covenants and agrees that it shall file promptly the application for approval pursuant to ss. 3 Wahrungsgesetz.

(2) Licensing of intellectual property rights (not including names and trademarks)

       a) On or before the Closing, Sellers shall cause Licentia Patent-Verwaltungs-Gesellschaft mbH and TS GmbH to enter into a license agreement with respect to the intellectual property rights listed on SCHEDULE 19.2A, substantially in the form of the draft agreement attached to
              Schedule 19.2a.

       b) On or before the Closing, Sellers shall cause Daimler Benz AG and TS GmbH to enter into a cross license agreement with respect to the intellectual property rights listed on SCHEDULE 19.2B, substantially in the form of the draft agreement attached to
              Schedule 19.2b.

       c) On or before the Closing, the German Seller shall, and shall cause TS GmbH to, enter into a cross license agreement with respect to certain intellectual property rights, substantially in the form of the draft agreement attached to SCHEDULE 19.2C.

(3) Mutual "favored vendor" status:

       a) German Seller contemplates that, for a period of not less than one year from the date of this Agreement, it will purchase its requirements of goods manufactured by the Target Companies and the Subsidiaries, provided that such goods are offered on competitive terms and conditions, including, without limitation, competitive quality and pricing.

       b) Purchasers contemplate that, for a period of not less than one year from the date of this Agreement, they will purchase, and cause the Target Companies, the Subsidiaries and other affiliates to purchase, their requirements of goods manufactured by the German Seller and its subsidiaries and affiliates, provided that such goods are offered on competitive terms and conditions, including, without limitation, competitive quality and pricing.

(4)      Non-compete covenant

       a) Subject to subcl. b) below, Sellers hereby agree that for a period of 24 months following the date of this Agreement (the "RESTRICTED PERIOD") Sellers shall not, and shall cause their affiliates and subsidiaries not to:

              (i) engage in developing, producing, selling, marketing or distributing products competing with the current major products of the Business;

              (ii) have any controlling ownership or equity interest in any business, entity or enterprise that engages in a material manner in a business competing with the Business within the Territory (as hereinafter defined); or

              (iii) solicit the employment of any person who at the time is an employee of the Business (other than one who resigns voluntarily prior to any such solicitation or is terminated by the Business after the Closing).

       b) Notwithstanding anything to the contrary contained in subcl. a) above, this agreement is not intended to and shall not be construed as prohibiting either Seller or any of its affiliates from:

              (i) engaging in and continuing any activity presently conducted by either of the Sellers or any of their affiliates which relates to the development, production, selling, marketing or distribution of products competing with the products of the Business, and the activities pursuant to subcls. (9) and (10) below; or

              (ii) acquiring the beneficial ownership of less than 10% of the equity securities of any publicly traded corporation; or

              (iii) acquiring any business, entity or enterprise which, as an incidental portion of its business, engages in a business which competes with the Business, provided, however, that the Sellers shall (i) notify Purchasers of a relevant acquisition not later than 45 days after the date of completion of the acquisition, (ii) refrain from any negotiations with any third party before having bona fide discussions with the Purchasers as to the possibility of selling the competing portion of the acquired business, entity or enterprise on reasonable arm's length terms and (iii) if terms cannot be agreed within 90 days from the date of notification of the Purchasers, uses commercial best efforts to dispose of the acquired competing business (or procure that such business is disposed of) in accordance with fair market terms to a third party within 12 months of the acquisition, not to exceed the Restricted Period.

       c) For purposes of this Agreement, the ("TERRITORY") shall mean any state or territory of the United States and any foreign country or any foreign territory.

(5) Research work at Daimler Benz FT

       a) The German Seller has commissioned research work from Daimler Benz [FT] to be performed in 1998. The work is described in the German Seller's letter dated November 11, 1997, a copy of which is attached hereto as EXHIBIT 19.5. The German Seller shall transfer to TS GmbH, and shall cause TS GmbH to accept, and Daimler Benz AG to consent to such transfer, the research commissioned by the German Seller.

       b) Daimler Benz AG has assured TS GmbH of its availability for further research work for TS GmbH in 1999 by a letter a copy of which is attached as EXHIBIT 19.5.

(6)    If in connection  with the drop down by the German Seller  referred to in
       Section 1 (1) and/or the drop down by Philippines old Inc. referred to in
       Section 6a, any asset, liability or contractual relationship which clearly and obviously belongs to the Business within the meaning of Sections 1 (9) and 11 (26) was, by error or other mistake, not included in the drop down (hereinafter referred to as a "Missing Asset"), the Sellers shall cause such Missing Asset to be transferred to the receiving party (TS GmbH or TSP Inc.). If the Missing Asset, had it been included in the relevant drop down, would have been considered in preparing the Final Balance Sheet and, consequently, would have had an impact on the Final Purchase Price, the Final Purchase Price shall be adjusted accordingly.

(7) If at any time after the Closing it is anticipated that the German Seller will cease to exist as a separate legal entity or cease to be a member of the Daimler-Benz consolidated group, Daimler-Benz AG may request the Purchasers to release, and the Purchasers hereby agree that they will release, the German Seller from any and all present and future liability and contingent liability arising out of or in connection with this Agreement if Daimler-Benz AG agrees to assume responsibility for any such actual or potential liability of the German Seller.

(8)    Names and trademarks Telefunken and TEMIC

       a)     Names

              aa) Neither the Purchasers nor any of the Target Companies or the Subsidiaries shall be entitled to continue the use of the name Telefunken in any form or context or place, in particular not as part of a firm name of a Target Company or a Subsidiary. The Purchasers and the Sellers agree that the name of the Austrian Subsidiary shall be changed without undue delay after the date of this Agreement and that the Austrian Subsidiary shall change its firm name to "TEMIC Semiconductor (Austria) Ges.m.b.H".

              bb) The Purchasers, the Target Companies and the Subsidiaries shall be entitled to use the name TEMIC in their firm names, provided, however, that TEMIC may be used only in direct connection with the term Semiconductor so as to read "TEMIC Semiconductor", pursuant to a licence agreement to be entered into substantially in the form and with the contents of the standard name and trademark licence agreement attached as EXHIBIT 19.9A.
                     Duration: 10 years from January 1, 1998, termination upon change of control;
                     Territory: worldwide;
                     Royalty: free.

       b)     Trademarks Telefunken

              The right to use the trademarks "Telefunken", "Telefunken Star" and "TFK" shall be licensed to TS GmbH with the right to grant sub-licenses to the other Target Company and the Subsidiaries, substantially in the form and substance of the standard trademark license agreement attached hereto as EXHIBIT 19.9B.

              Licensed products: Semiconductor components of the following types and classes: All types and classes of transistors, diodes, integrated circuits and opto-electronic semiconductor components; not including, however, semiconductor components based on HgCdTe material for night vision systems, semiconductor sensor components and microwave- and high-frequency-components based on GaAs material (hereinafter the "Product Scope").
              Territory: Worldwide
              Duration: 10 years, from January 1, 1998, Licensee may terminate after 5 years, termination in case of change of control
              Royalty: free for 5 years, thereafter 0,8 %.

       c)     Trademark "TEMIC"

              The right to use the trademark "TEMIC" shall be licensed to TS GmbH with the right to grant sub-licenses to the other Target Companies and the Subsidiaries, substantially in the form of the standard name and trademark license agreement attached to this Agreement as Exhibit 19.9a. Licensed products: Product Scope
              Territory:  Worldwide
              Duration: 10 years from January 1, 1998, termination in case of change of control
              Royalty: free.

(9)    Development of Competing Products for Research Purposes

       The Purchasers agree that the research divisions of Daimler Benz AG and its affiliates (for purposes of this subcl. (9) and subcl. (10) below "Daimler Benz") shall continue to have the unrestricted right to work in the area of the development and manufacture of circuits, using silicones, silicon germanium and related substances, for applications in the area of millimeter wave technology for Daimler Benz's own use. Daimler Benz shall also have the right to manufacture, for its own use circuits in the micro/millimeter wave area. Daimler Benz may continue to obtain research funding from the German Federal Government (primarily, BMBF, BMVg and related agencies).

(10) Specific semiconductor products/designs including the know-how pertaining thereto which in the past were developed by TEMIC Semiconductor on behalf of and paid for by Daimler Benz, and at present are being, and in the future will be, developed by TS GmbH, exclusively for and at the expense of Daimler Benz, may also in the future be used, manufactured, delivered or otherwise disposed of exclusively for, to or by Daimler Benz . All rights in and pertaining to such semiconductor products/design belong exclusively to Daimler Benz The Sellers shall cause Daimler Benz to enter into good-faith negotiations with TS GmbH with a view towards Daimler Benz licensing all or part of such rights to TS GmbH at terms and conditions to be agreed upon.


                                       20.
           LIMITATION OF PURCHASERS' LIABILITY IN CASE OF NON-CLOSING

(1) If the Purchasers do not close the transactions contemplated by this Agreement on the day on which the Closing is to occur as required pursuant to the provisions of this Agreement, for whatever reasons, the Sellers shall be released from all obligations towards the Purchasers under and in connection with this Agreement, and the Purchasers and the Guarantor, as joint and several debtors, shall pay in immediately available funds (i) the amount of DM30,000,000 (in words: Deutsche Mark thirty million) (the "Compensation Amount") and (ii) the Ericsson Amount (as defined below) (collectively, the " Compensation Payment"). The Compensation Payment is under German Law an "Ersetzungsbefugnis".

       a) If pursuant to Section 6b Ericsson has purchased or is entitled to purchase the DASA Shares for a purchase price of less than DM 20 million, the "Ericsson Amount" shall be the difference between such purchase price and DM 20 million. If pursuant to Section 6b, Ericsson has sold, or is entitled to sell, its shares in Dialogue Ltd. to Delengate Ltd., DASA, TS GmbH or another company of the Daimler-Benz Group for a purchase price in excess of DM 1,590,842, the "Ericsson Amount" shall be the difference between such purchase price and DM 1,590,842 million.

       b) The Compensation Payment shall bear interest at the rate of 8 % p.a. from March 1, 1998 up to and including the day of receipt by the Sellers of the Compensation Amount.

                                       21.
                                  MISCELLANEOUS

(1) The Purchasers are part of the Vishay-Group. The Guarantor is participating in this Agreement for the purpose of ensuring the Sellers that the Purchasers will comply in a proper and timely manner with their obligations to the Sellers from and in connection with this Agreement. The Sellers are jointly and severally liable to the Purchasers (which are joint creditors (Gesamtglaubiger)) for claims from or in connection with this Agreement, and the Purchasers and the Guarantor are jointly and severally liable to the Sellers (which are joint creditors (Gesamtglaubiger)) for claims from or in connection with this Agreement.

(2) This Agreement may be amended, modified or supplemented only by written Agreement of the parties hereto, unless a more stringent form is required by applicable law.

(3) Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with any such obligation, covenant, agreement or condition shall not operate as a waiver of any other obligation, covenant, agreement or condition or any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth herein.

(4) If one or several provisions of this Agreement should be or become invalid or unenforceable, the remaining provisions hereof shall not be affected thereby. The invalid or unenforceable provision shall be deemed to be replaced by such valid or enforceable provision as the parties hereto would have chosen upon entering into this Agreement in order to reach the commercial effect of the provision to be replaced if they had foreseen the invalidity or unenforceability at that time. The foregoing shall also apply to matters as to which this Agreement is silent (Lucke im Vertrag). If a provision of this Agreement should be held invalid by a competent court or arbitration tribunal because of the scope of its coverage (such as territory, subject matter, time period or amount), said provision shall not be deemed to be completely invalid but shall be deemed to be valid with the permissible scope that is nearest to the originally agreed-upon scope.

(5) The Confidentiality Agreement, the Arbitration Agreement (as hereinafter defined) and this Agreement, including all Schedules and Exhibits thereto, constitute the entire agreement and understanding of the parties hereto in respect of the transaction contemplated by this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties or among or between any of them with respect to such transactions, provided, however, that such prior agreements and understandings may to the extent necessary and appropriate be used in interpretation of this Agreement.

       There  are  no  restrictions,   promises,  representations,   warranties,
       covenants or undertakings, other than those expressly set forth or referred to herein.

(6) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party.

(7) Except for fees payable by Daimler Benz AG to Goldman Sachs, the Sellers hereby represent and warrant to the Purchasers with respect to the Sellers and the Target Companies and the Subsidiaries, and the Purchasers and the Guarantor hereby represent and warrant to the Sellers with respect to the Purchasers and the Guarantor, that no person or entity is entitled to receive from any of the Sellers, the Purchasers or the Guarantor, respectively, any investment banking, brokerage or finder's fees or commissions or fees for financial consulting or financial advisory services in connection with this Agreement or the transactions contemplated hereby.

(8) All notices and other communications hereunder shall be in writing, unless a stricter form is required by applicable law. Notices and communications shall be deemed to have been received by the receiving party (i) on the date delivered if delivered in person; (ii) on the date of the transmission if sent by facsimile to the addresses set forth below; (iii) on the day following the date of dispatch if sent by overnight courier; and (iv) five days after mailing if sent by registered or certified mail (return receipt requested). The receiving party has the right to prove that actual receipt occurred at a later date. Notices and communications shall be sent only in the foregoing manner. Except in the case of personal delivery, a further condition to the effectiveness of receipt shall be that the notice or communication be sent to the following addresses, or to such other addresses of which a party may have informed the other party from time to time, which change of address shall be effective only when received by the other parties:

       a)     If to the Purchasers:

              Vishay Intertechnology, Inc.
              63, Lincoln Highway

              Malvern, PA 19355, U.S.A.
              Telephone:            (610) 644-1300
              Facsimile:            (610) 296-0657
              Attention:            Avi D. Eden

              With a copy to each of:

              1.     Kramer, Levin, Naftalis & Frankel
                     919 Third Avenue
                     New York, NY 10022, U.S.A.
                     Telephone:             (212) 715-9100
                     Facsimile:             (212) 715-8000
                     Attention:             Mark B. Segall, Esq,.

              2.     Hasche Eschenlohr Peltzer
                     Riesenkampff Fischotter
                     Niedenau 68
                     60325 Frankfurt am Main
                     Telephone:             (069) 71 70 10
                     Facsimile:             (069) 71 70 11 10
                     Attention:             Dr. Harald Jung

       b) If to the Sellers:

              TEMIC TELEFUNKEN microelectronic GmbH
              Theresienstra(beta)e 2
              74072 Heilbronn
              Telephone:                    (07131) 67 29 43
              Facsimile:                    (07131) 67 24 89
              Attention:                    Geschaftsfuhrung

              Daimler-Benz Technology  Corporation
              375 Park Avenue, Suite 3001
              New York, N.Y. 10152, U.S.A.
              Telephone:            (212) 909-9700
              Facsimile:            (212) 308-4252
              Attention:            President

              With a copy to each of:

              1.     Daimler Benz Aktiengesellschaft
                     Konzernentwicklung
                     70546 Stuttgart
                     Telephone:             (0711) 17-9 23 46
                     Facsimile:             (0711) 17-9 44 13
                     Attention:             Dr. Matthias Henke

              2.     Skadden Arps Slate Meagher & Flom LLP
                     919 Third Avenue
                     New York, NY 10022, U.S.A.

                     Telephone:             (212) 735-3000
                     Facsimile:             (212) 735-2000
                     Attention:             J. Michael Schell

              3.     Boesebeck Droste
                     Darmstadter Landstra(beta)e 125
                     60598 Frankfurt am Main
                     Telephone:             (069) 96 236-0
                     Facsimile:             (069) 96 236-100
                     Attention:             Dr. Richard H. Sterzinger

(9) This Agreement shall be governed by and construed in accordance with the laws of the Federal Republic of Germany (regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof) as to all matters, including but not limited to, matters of validity, construction, effect, performance and remedies. The parties to this Agreement have entered into a separate ARBITRATION AGREEMENT, which is attached to this notarial document as EXHIBIT 21 and which is hereby repeated in notarial form.

(10) Unless otherwise specified herein, all costs, fees and expenses in connection with the execution and performance of this Agreement shall be borne by the party who incurs them, irrespective of whether this Agreement is actually performed. The Purchasers shall bear any transfer taxes, sales taxes, notarial fees and fees payable to governmental or similar agencies relating to antitrust or similar approvals that arise in connection with this Agreement and its consummation.

(11) Each of the Sellers and the Purchasers shall receive one exemplified copy (Ausfertigung) and six certified copies (beglaubigte Abschriften) of this Agreement and the Sellers on the one side and the Purchasers on the other side each shall receive four certified copies of the Reference Deed.


The Notary advised that his responsibility is limited to matters of German law only and that he does not assume any liability for matters governed by foreign laws.

The foregoing protocol including its Schedules, Annexes and Exhibits (save for Exhibits A - G) was read aloud to the appearing parties, presented to them for review, approved by them and signed by them and the Notary by own hand as follows: